UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ATHLON ENERGY INC.

(Name of Subject Company)

ATHLON ENERGY INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

047477 104

(CUSIP Number of Class of Securities)

Robert C. Reeves

President and Chief Executive Officer

Athlon Energy Inc.

420 Throckmorton Street, Suite 1200

Fort Worth, Texas 76102

(817) 984-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Sean T. Wheeler

Michael E. Dillard

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Athlon Energy Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 420 Throckmorton Street, Suite 1200, Fort Worth, Texas 76102. The telephone number of the Company’s principal executive office is (817) 984-8200.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates to the Company’s common stock, par value $0.01 per share (the “Common Stock”). As of October 6, 2014, there were (i) 97,134,446 shares of Common Stock outstanding, (ii) 1,767,619 shares of Common Stock subject to outstanding awards of Company restricted stock, (iii) 560,797 shares of Common Stock subject to outstanding awards of Company restricted stock units and (iv) 1,855,563 units of Athlon Holdings LP, a Delaware partnership and majority owned subsidiary of the Company (“Holdings”), exchangeable for 1,855,563 shares of Common Stock.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in “Item 1—Subject Company Information” above, which information is incorporated by reference herein. The Company’s website is www.athlonenergy.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Alenco Acquisition Company Inc., a Delaware corporation (“Acquisition Sub”) and an indirect wholly owned subsidiary of Encana Corporation, a Canadian corporation (“Parent”), to purchase all of the outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $58.50 per Share in cash, without interest, less any applicable withholding taxes (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Form of Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Acquisition Sub with the Securities and Exchange Commission (the “SEC”) on October 10, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 27, 2014, by and among Parent, Acquisition Sub and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Acquisition Sub will be merged with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and an indirect wholly owned subsidiary of Parent. The Offer and the Merger Agreement contemplate that the Merger will be governed by Section 251(h) of the DGCL (“Section 251(h)”), which generally provides that, subject to certain statutory provisions, following the consummation of a successful tender offer for a public corporation, if (i) the acquirer holds at least the percentage of stock (and of each class or series of stock, if applicable) of the acquired corporation that, in the absence of Section 251(h), would be required to adopt the merger agreement under the DGCL and the certificate of incorporation of the target corporation, and (ii) each outstanding share of each class or series of stock of the target corporation is converted in the merger into, or into the right to receive, the same consideration as was payable for shares of such class or series accepted for purchase in the tender offer, then no vote of the stockholders of the target corporation will be necessary to effect the merger. Accordingly, if Acquisition Sub consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h).

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by stockholders who have perfected and not withdrawn or otherwise lost their statutory rights of appraisal in connection with the Merger under Section 262 of the DGCL (“Section 262”)) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Consideration, except for Shares owned directly by Parent or its wholly owned subsidiaries or Shares held in treasury by the Company or by any of its wholly owned subsidiaries (in each case, other than any such Shares held in a fiduciary capacity or otherwise on behalf of third parties), which Shares will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time on November 7, 2014 (one minute after 11:59 P.M., New York City time, on November 7, 2014), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (the “Expiration Date”).

The obligation of Acquisition Sub to accept for payment and to pay for any Shares validly tendered in the Offer and not properly withdrawn prior to the Expiration Date is subject to certain conditions, including (i) there being validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date) and not validly withdrawn prior to the Expiration Date that number of Shares that would represent one Share more than one-half (1/2) of the sum of (x) all Shares then outstanding and (y) all Shares that the Company may be required to issue under the Exchange Agreement, dated August 7, 2013, among Holdings and certain partners of Holdings (as amended, the “Exchange Agreement”) and upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding restricted shares, restricted stock units and other equity-based awards denominated in Shares that were granted pursuant to the Company’s 2013 Incentive Award Plan (the “Company Stock Plan”)), regardless of the conversion or exercise price or other terms and conditions thereof (the “Minimum Condition”), (ii) the expiration or termination of any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (iii) other customary conditions.

Parent has formed Acquisition Sub in connection with the Merger Agreement, the Offer and the Merger. As set forth in the Offer to Purchase filed in connection with the Schedule TO, the business address of Parent is Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5, and its telephone number at that address is (403) 645-2000, and the principal executive offices of Acquisition Sub are located at 370 – 17 Street, Suite 1700, Denver, CO 80202 and its telephone number at that address is (303) 623-2300.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Merger Agreement is summarized in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement” of the Offer to Purchase. The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Company has made information relating to the Offer available online at athlonenergy.com, and the Company has filed this Schedule 14D-9 and Parent and Acquisition Sub have filed the Schedule TO with the SEC at the website maintained by the SEC at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, and in the Company’s Proxy Statement filed on Schedule 14A with the SEC on April 29, 2014 (the “Proxy Statement”), which is incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Acquisition Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Acquisition Sub and Parent.

Merger Agreement.

The summary of the Merger Agreement contained in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—“Conditions to the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9 is intended to provide holders of Shares with information regarding the terms of the Merger Agreement and is not intended to update, modify or supplement any factual disclosures about Parent, Acquisition Sub or the Company or any of their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purposes of allocating risk between the parties, rather than establishing matters as facts, and establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise. Such representations, warranties and covenants may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC, and in some cases were qualified by disclosures set forth in a disclosure letter that was provided by the Company to the other parties but is not publicly filed as part of the Merger Agreement. Stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent developments or new information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreement.

The Company and Parent have entered into a Confidentiality Agreement, dated as of September 5, 2014 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent agreed, subject to certain exceptions, to keep confidential certain non-public information relating to the Company in connection with a possible transaction with the Company. The Confidentiality Agreement also includes a standstill provision that was subject to certain exceptions. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(15) hereto and is incorporated herein by reference.

Tender Support Agreements.

On September 27, 2014, concurrently with the execution of the Merger Agreement, Apollo Athlon Holdings, L.P. and AP Overseas VII (Athlon FC) Holdings, L.P. (together, “Apollo”) and each director and officer of the Company, other than directors affiliated with Apollo, entered into a Tender Support Agreement with Parent and Acquisition Sub (each, a “Tender Support Agreement”), pursuant to which each agreed, in his, her or its capacity as a stockholder, among other things, to tender his, her or its Shares pursuant to the Offer. The summary of the Tender Support Agreements contained in Section 11—“The Merger Agreement; Other Agreements—Tender Support Agreements” of the Offer to Purchase is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Forms of Tender Support Agreement which are filed as Exhibits (e)(16) and (e)(17) hereto and are incorporated herein by reference.

Non-Exchange Agreements.

On September 27, 2014, concurrently with the execution of the Merger Agreement, the Company, Acquisition Sub and Parent entered into Non-Exchange Agreements with certain of the Company’s employees who hold units of Holdings (collectively, the “Holdings Partners”). Pursuant to an Exchange Agreement, dated as of August 7, 2013, among the Holdings Partners and the Company (the “Exchange Agreement”), each unit of Holdings held by each Holdings Partner (the “Subject Units”) is exchangeable, at the option of such Holdings Partner, for one Share. Under the Non-Exchange Agreements, each Holdings Partner has agreed, notwithstanding his or her exchange right under the Exchange Agreement, not to exchange his or her Subject Units for Shares prior to consummation of the Offer. Immediately following consummation of the Offer, each Holdings Partner has agreed, subject to the following paragraph, to take all necessary actions to exchange all of the Subject Units for Shares pursuant to the Exchange Agreement (the “Exchange”).

In addition, the Non-Exchange Agreements provide that, subject to the consummation of the Offer, Parent will have the right (but not the obligation) to purchase, or to cause one of its affiliates to purchase, all of the Subject Units held by each Holdings Partner for an amount in cash per Subject Unit equal to the Consideration. If Parent purchases any of the Subject Units pursuant to this paragraph, the Exchange will not occur and Parent will have the right (but not the obligation) to exchange each such Subject Unit for one newly issued Share as if Parent were a party to the Exchange Agreement.

The Holdings Partners are also parties to a Tax Receivable Agreement, dated as of August 7, 2013, with the Company (the “Tax Receivable Agreement”), pursuant to which each Holdings Partner is entitled to a certain payment following an Exchange. Under the Non-Exchange Agreement, the Company has agreed to pay (by Parent depositing the applicable amount with the paying agent promptly following the Effective Time) each Holdings Partner a certain amount as consideration for all amounts due and payable to such Holdings Partner under the Tax Receivable Agreement. Furthermore, each Holdings Partner has agreed not to exercise its Early Payment Right (as defined in the Tax Receivable Agreement). The number of Subject Units held by, and amount of consideration due to, each Holdings Partner who is an executive officer of the Company is set forth below:

Holdings Partner	Number of Subject Units	Consideration for Amount Due Under Tax Receivable Agreement
Robert C. Reeves	727,441	$11,222,779
Nelson K. Treadway	263,454	4,064,503
Bud W. Holmes	175,364	2,705,472
Jennifer L. Palko	175,389	2,705,858
David B. McClelland	67,630	1,043,379
John Souders	10,970	169,242
William B.D. Butler	226,316	3,491,547

The Non-Exchange Agreements terminate automatically upon the termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the Non-Exchange Agreements does not purport to be complete and is qualified in its entirety by reference to the Form of Non-Exchange Agreement, which is filed as Exhibit (e)(18) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the Company’s board of directors (the “Board”) as set forth in Item 4 below under the heading “Recommendation of the Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below, that are different from or in addition to those of the Company’s stockholders generally. These interests may present such directors and officers with certain conflicts of interest. The Board was aware of these potential conflicts and considered them, along with the other factors described in this Item 3 and in Item 4 below under the heading “Background and Reasons for the Board’s Recommendation,” in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby.

Director and Officer Indemnification and Insurance.

Section 102(b)(7) of the DGCL permits a corporation to eliminate the personal liability of its directors to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where such liability arises from a breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the payment of a dividend or a stock redemption or repurchase in violation of the DGCL, or any transaction from which the director derived an improper personal benefit. The Company has included in its amended and restated certificate of incorporation (the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL (“Section 145”) provides that, subject to certain limitations, a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company has included in its Charter provisions that require the Company to provide indemnification to its current and former directors and officers and other persons serving at the request of the corporation as an officer, director, employee or agent of another enterprise to the fullest extent permitted under the DGCL. In addition, Section 145 also provides that expenses, including attorneys’ fees, incurred by an officer or director of the corporation in defending an action, suit or proceeding may be paid by the corporation in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount so advanced if it is ultimately determined that the person is not entitled to be indemnified by the corporation as authorized by Section 145, and further provides that such expenses incurred by former directors and officers or other employees and agents of the corporation (or persons serving at the request of the corporation in related capacities) may be paid upon such terms and conditions as the corporation deems appropriate. The Charter provides that the Company shall advance expenses to its current and former directors and officers and persons serving at the request of the Company as an officer, director, employee or agent of another enterprise incurred in connection with any such proceeding; provided that, in the case of current directors and officers of the Company, such advancements will be made only upon an undertaking to repay if indemnification is ultimately not permitted.

In addition, the Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Company also has entered into indemnification agreements with each of its directors and executive officers, which generally provide for the indemnification of the indemnitee and for advancement and reimbursement of reasonable expenses (subject to limited exceptions) incurred in various legal proceedings in which the indemnitee may be involved by reason of his or her service as an officer or director. This description of the indemnification agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the Form of Director and Officer Indemnification Agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

Pursuant to the Merger Agreement, after the Effective Time, Parent and the Surviving Corporation have agreed to indemnify, advance expenses to and hold harmless all past and present directors or officers of the Company or its subsidiaries and all directors or officers of the Company serving at the request of the Company as an officer or director of any other entity with respect to all acts or omissions by them in such capacities or taken at the request of the Company or its subsidiaries prior to Effective Time to the fullest extent that the Company or such subsidiary would have been permitted to indemnify, advance expenses to and hold harmless such individuals pursuant to applicable law. In addition, Parent and the Surviving Corporation have agreed that all rights to exculpation, advancement of expenses or indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of the Merger Agreement in favor of the past and present directors and officers of the Company and its subsidiaries or any of their predecessors and the heirs, executors, trustees, fiduciaries and administrators of such officer or director, as provided in the organizational documents of the Company and its subsidiaries (including the Charter and the Company’s amended and restated bylaws (the “Bylaws”)) or in any agreement will survive the Offer and the Merger, continue in full force and effect in accordance with their terms and be fulfilled and honored by Parent or the Surviving Corporation to the maximum extent that the Company or its applicable subsidiary, as applicable, would have been permitted to fulfill and honor them by applicable law. Parent has also agreed to, and to cause the Surviving Corporation and its subsidiaries to, cause, for a period of six years from the Effective Time, the organizational documents of the Surviving Corporation and its subsidiaries (including the Charter and Bylaws) to contain indemnification, advancement of expenses and exculpation provisions that are at least as favorable as those in existence in such documents as of immediately prior to the Effective Time, and during such six-year period, such provisions will not be amended, repealed or otherwise modified in any respect, except as required by applicable law.

The Merger Agreement further provides that, prior to the Effective Time, the Company will obtain and fully pay the premiums for a non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of up to six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from the Company’s current D&O Insurance carriers or one or more insurance carriers with the same or better credit rating as the Company’s current D&O Insurance carriers with respect to directors’ and officers’ insurance policies in an amount and scope at least as favorable as the Company’s current D&O Insurance, subject to an agreed cap on the premium amount for such “tail” insurance policies. If the aggregate premiums of such insurance coverage exceed such cap, the Company will obtain a policy with the greatest coverage available with respect to matters occurring prior to the Effective Time for a cost not exceeding such amount.

Consideration for Shares Tendered Pursuant to the Offer.

If the directors and executive officers of the Company (and their affiliated trusts) who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company who tender their Shares pursuant to the Offer. As of October 6, 2014, the directors and executive officers of the Company beneficially owned, in the aggregate, 10,975,535 Shares, which for purposes of this subsection excludes any Shares issuable upon settlement of restricted shares or restricted stock units held by such individuals. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Acquisition Sub, the directors and executive officers (and their affiliated trusts) would receive an aggregate of $581,777,995.50 in cash, without interest, less any required withholding taxes. For a description of the treatment of restricted shares and restricted stock units held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Restricted Shares and Restricted Stock Units.”

The following table sets forth, as of October 6, 2014, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding Shares (including any shares of Common Stock that would be issued in exchange for such person’s Subject Units, if any) if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Acquisition Sub:

Name	Number of Shares	Consideration Payable in Respect of Shares
Executive Officers
Robert C. Reeves	4,891,184	$286,134,264.00
Nelson K. Treadway	1,519,313	88,879,810.50
Bud W. Holmes	1,137,049	66,517,366.50
Jennifer L. Palko	1,063,626	62,222,121.00
David B. McClelland	623,150	36,454,275.00
John C. Souders	121,278	7,094,763.00
William B. D. Butler	499,323	29,210,395.50
Non-Employee Directors
Gregory A. Beard	—	—
Ted A. Gardner	77,500	4,533,750.00
Wilson B. Handler	—	—
J. Barton Kalsu	—	—
Mark A. Stevens	12,500	731,250.00
Rakesh Wilson	—	—

Effect of the Merger on Restricted Shares and Restricted Stock Units.

Restricted Shares

Pursuant to the Merger Agreement, at the Effective Time, each share of Common Stock subject to vesting (each, a “Company Restricted Share”) granted under the Company Stock Plan that is outstanding and unvested as of immediately prior to the Effective Time will automatically vest as of the Effective Time (with performance-based Company Restricted Shares vesting at the maximum level) and restrictions with respect thereto will lapse, and the number of shares of Common Stock subject to such Company Restricted Shares will be converted into the right to receive an amount in cash equal to the Consideration.

The following table sets forth the number of unvested Company Restricted Shares held by each executive officer and non-employee director as of October 6, 2014, and the cash consideration that each such executive officer and non-employee director would be entitled to receive in respect of his or her outstanding unvested Company Restricted Shares at the Effective Time pursuant to the Merger Agreement (with performance-based Company Restricted Shares vesting at the maximum level):

Name	Number of Shares Subject to Unvested Company Restricted Shares	Consideration Payable in Respect of Unvested Company Restricted Shares
Executive Officers
Robert C. Reeves	470,726	$27,537,471
Nelson K. Treadway	157,524	9,215,154
Bud W. Holmes	156,587	9,160,340
Jennifer L. Palko	156,212	9,138,402
David B. McClelland	109,352	6,397,092
John C. Souders	87,533	5,120,681
William B. D. Butler	25,602	1,497,717
Non-Employee Directors
Gregory A. Beard	—	—
Ted A. Gardner	8,953	523,751
Wilson B. Handler	—	—
J. Barton Kalsu	3,953	231,251
Mark A. Stevens	8,953	523,751
Rakesh Wilson	—	—

The Company Restricted Shares set forth in the table above for the executive officers were granted in 2014 and would otherwise vest in three equal annual installments, with a portion of the awards for executive officers (the “Performance-Based Shares”) being subject to performance vesting criteria based on a comparison of the Company’s total shareholder return over the vesting period as compared to the total shareholder return of a selected group of peer companies. The number of Performance-Based Shares reflected in the table above for each executive officer is as follows: Mr. Reeves (335,214), Mr. Treadway (97,516), Mr. Holmes (97,516), Ms. Palko (97,516), Mr. McClelland (66,026), Mr. Souders (55,022) and Mr. Butler (9,818).

A form of the award agreement pursuant to which the Performance-Based Shares were awarded has been included as Exhibit (e)(12) to this Schedule 14D-9 and is incorporated herein by reference.

Restricted Stock Units

Pursuant to the Merger Agreement, at the Effective Time, each restricted stock unit with respect to Shares that was granted pursuant to the Company Stock Plan (each, a “Company RSU”) that is outstanding and unvested as of immediately prior to the Effective Time shall be cancelled immediately prior to the Effective Time (with performance-based Company RSUs vesting at the maximum level) and converted into the right to receive an amount in cash equal to the Consideration.

The following table sets forth, as of October 6, 2014, the number of unvested Company RSUs held by each executive officer and non-employee director of the Company, and the cash consideration that each such executive officer and non-employee director would be entitled to receive in respect of his or her outstanding unvested Company RSUs at the Effective Time pursuant to the Merger Agreement (with performance-based Company RSUs vesting at the maximum level):

Name	Number of Unvested Company RSUs	Consideration Payable in Respect of Unvested Company RSUs
Executive Officers
Robert C. Reeves	142,500	$8,336,250
Nelson K. Treadway	60,000	3,510,000
Bud W. Holmes	41,250	2,413,125
Jennifer L. Palko	39,750	2,325,375
David B. McClelland	41,250	2,413,125
John C. Souders	20,000	1,170,000
William B. D. Butler	43,500	2,544,750
Non-Employee Directors
Gregory A. Beard	—	—
Ted A. Gardner	—	—
Wilson B. Handler	—	—
J. Barton Kalsu	—	—
Mark A. Stevens	—	—
Rakesh Wilson	—	—

The Company RSUs set forth in the table above for the executive officers were granted in 2013 and would otherwise vest in three equal annual installments, one-third of which vested in August 2014. A portion of the awards for executive officers (the “Performance-Based RSUs”) are subject to performance vesting criteria based on a comparison of the Company’s total shareholder return over the vesting period as compared to the total shareholder return of a selected group of peer companies. The number of Performance-Based RSUs reflected in the table above for each executive officer is as follows: Mr. Reeves (95,000), Mr. Treadway (40,000), Mr. Holmes (27,500), Ms. Palko (26,500), Mr. McClelland (27,500), Mr. Souders (13,333) and Mr. Butler (29,000).

A form of the award agreement pursuant to which the Performance-Based RSUs were awarded has been included as Exhibit (e)(13) to this Schedule 14D-9 and is incorporated herein by reference.

Employment Agreements.

On August 7, 2013, the Company entered into employment agreements with each of its executive officers, including Robert C. Reeves (President, Chief Executive Officer and Chairman of the Board), Nelson K. Treadway (Senior Vice President—Business Development and Land), William B. D. Butler (Vice President and Chief Financial Officer), Bud W. Holmes (Senior Vice President—Engineering and Operations), David B. McClelland (Vice President—Drilling and Geosciences), Jennifer E. Palko (Senior Vice President—Business Development and Engineering) and John C. Souders (Vice President—Controller), which agreements set forth the terms and conditions of their employment. Pursuant to their respective employment agreements, which are described in more detail below, each of the Company’s executive officers is entitled to receive certain severance payments and benefits upon certain qualifying terminations of employment.

Mr. Reeves. Pursuant to his employment agreement, Mr. Reeves is entitled to an annual base salary which may be adjusted from time to time (currently equal to $875,000), an annual bonus the target amount of which may be adjusted from time to time (currently targeted at 120% of his base salary) and is eligible to participate in benefit plans and programs as the Company may from time to time make available to its other full-time employees. The agreement provides that, in the event Mr. Reeves’ employment is terminated by the Company without “cause”, Mr. Reeves resigns with “good reason” (each such term as defined in the employment agreement) or the Company does not extend the term of his employment agreement, in each case, within one year following a change in control of the Company, subject to his execution and non-revocation of a general release of claims, he is entitled to receive (i) an amount of cash equal to three times his annual base salary in effect as of the date of termination, plus three times the greater of the average of his previous two years’ bonus payments or his target bonus (payable in a single lump sum within 30 days after the termination of employment) and (ii) 18 months of Company-subsidized healthcare continuation pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”).

Other Executive Officers. Pursuant to their employment agreements, each of the Company’s other executive officers is entitled to an annual base salary and an annual bonus under the Company’s cash incentive program in an amount established by the Board and based on a percentage of the executive officer’s respective base salary. Each executive officer is also eligible to participate in benefit plans and programs as the Company may from time to time make available to its other full-time employees. The agreements provide that if the executive officer is terminated by the Company without “cause” (as such term is defined in the employment agreements) or the Company does not extend the term of the employment agreement, in each case, within one year following a change in control of the Company, subject to the executive officer’s execution and non-revocation of a general release of claims, each is entitled to receive (i) an amount of cash equal to two and a half times the executive officer’s annual base salary in effect as of the date of termination, plus two and a half times the greater of the average of the executive officer’s previous two years’ bonus payments or the executive officer’s target bonus (payable in a single lump sum within 30 days after the termination of employment) and (ii) 18 months of Company-subsidized healthcare continuation pursuant to COBRA. The following table sets forth the current base salary and target bonus for each executive officer other than Mr. Reeves. In addition, the agreements provide that if the executive officer were to resign with “good reason” (as such term is defined in the employment agreements), at any time and subject to the execution and non-revocation of a general release of claims, each is entitled to receive (i) an amount of cash equal to one times the executive officer’s annual base salary in effect as of the date of termination (payable in the form of salary continuation in regular instalments over the 12-month period following the date of resignation) and (ii) 12 months of Company-subsidized healthcare continuation pursuant to COBRA. For each executive officer, the target bonus amount exceeds the average of the previous two years’ bonus payments, therefore, if applicable, severance for each executive would be based on the target bonus amount.

Name	Current Base Salary	Target Bonus Amount
Nelson K. Treadway	$360,000	$288,000
Bud W. Holmes	360,000	288,000
Jennifer L. Palko	360,000	288,000
David B. McClelland	300,000	210,000
John C. Souders	250,000	162,500
William B. D. Butler	290,000	217,500

Amendments to the Employment Agreements. Concurrently with the execution of the Merger Agreement, the Company entered into amendments to the employment agreements of each of its executive officers. The prior employment agreements between the Company and these executive officers provided that, upon the consummation of a transaction that would result in a change in control (as defined in the employment agreements), the duration of certain restrictive covenants (i.e., non-compete, no-hire and non-solicit) for these executive officers would be reduced from 12 months to 6 months following the termination of such executive’s employment. In addition, pursuant to the prior employment agreements, upon a termination of employment without “cause” or if the executive resigns with “good reason” (each such term as defined in the employment agreements), the geographic scope and activities covered by the non-compete would also be reduced. The amendments to the employment agreements eliminate the reduced 6-month restrictive covenant period and instead, provide for a 12-month duration. In addition, the amendments provide that, if the executive is terminated without “cause” or resigns, in each case, following a change of control, the geographic scope of the non-compete is limited to a 50-mile area (25 miles for Mr. Reeves). The amendments will be effective immediately prior to the consummation of the Offer.

The employment agreements with the Company’s executive officers have been included as Exhibits (e)(3) through (e)(9) to this Schedule 14D-9 and are incorporated herein by reference. Forms of the amendments to the employment agreement for Mr. Reeves and for other executive officers have been included as Exhibits (e)(10) and (e)(11), respectively, of this Schedule 14D-9 and are incorporated herein by reference.

Continuing Employees.

The Merger Agreement provides that, for a period of at least one year following the closing date of the Merger (the “Closing Date”), Parent will, or will cause the Surviving Corporation or one of its subsidiaries to, provide all employees of the Company and its subsidiaries who continue to be employed by the Surviving Corporation or one of its subsidiaries as of the Effective Time (the “Company Employees”) with (i) base salary or wages and cash bonus opportunities (excluding equity compensation) that are no less favorable than the base salaries or wages and cash bonus opportunities (excluding equity compensation) provided by the Company and its subsidiaries immediately prior to the Effective Time and (ii) pension and welfare benefits that are no less favorable, in the aggregate, than those provided by the Company and its subsidiaries immediately prior to the Effective Time.

In addition, Parent will, or will cause the Surviving Corporation or one of its subsidiaries to pay to (i) salaried Company Employees a lump sum payment equal to 12 months of base salary payable on the 12-month anniversary of the Closing Date, and (ii) hourly Company Employees a lump sum payment equal to 6 months of wages payable on the 6-month anniversary of the Closing Date, in each case subject to continued employment through such date (each payment, a “Retention Bonus”). Company Employees will receive the Retention Bonus immediately if they are terminated without “cause” or if they resign for “good reason” (each such term to be defined in letter agreements to be delivered to Company Employees prior to the Closing Date) prior to the 12-month (for salaried Company Employees) and 6-month (for hourly Company Employees) anniversary of the Closing Date. If Company Employees are terminated without “cause” or they resign for “good reason” prior to the second anniversary of the Closing Date, they will be entitled to receive, in addition to the Retention Bonus, (i) a lump sum payment equal to (X) 12 months of base salary, plus (Y) 100% of annualized target bonus and (ii) payment of or reimbursement for COBRA premiums for 12 months.

In addition, Parent will, or will cause the Surviving Corporation or one of its subsidiaries to, grant all Company Employees credit for any service with the Company or its subsidiaries earned prior to the Closing Date (i) for eligibility and vesting purposes and (ii) for purposes of vacation accrual and severance benefit determinations under any benefit or compensation plan, program, agreement or arrangement that may be established or that is maintained by Parent or the Surviving Corporation or any of its Subsidiaries on or after the Closing Date (each, a “Parent Plan”), except to the extent that such recognition would result in a duplication of benefits or that such service was not recognized under any similar employee benefit plan of the Company.

Director Compensation.

The Company provides cash and equity-based compensation to the Company’s non-employee directors for their service as directors. Each non-employee director receives (i) cash compensation consisting of an annual retainer of $65,000, an additional annual retainer of $17,500 for service as the chair of any standing committee, as applicable, and a per-meeting fee of $1,500, and (ii) an annual equity-based award granted under the Company Stock Plan, with a value as of the grant date as of approximately $175,000.

For 2013, the equity-based award was granted in October 2013 in the form of 7,500 shares of Company Restricted Shares scheduled to vest in three equal installments beginning on September 30, 2014. For 2014, the equity-based award was granted in August 2014 in the form of 3,953 Company Restricted Shares scheduled to vest in three equal annual installments beginning on August 6, 2015, the first anniversary of the grant date. Pursuant to the Merger Agreement and each non-employee director’s equity award agreements granted under the Company Stock Plan, immediately prior to the Effective Time, the outstanding and unvested Company Restricted Shares held by the Company’s non-employee directors will automatically vest and restrictions with respect thereto will lapse.

The Company also reimburses non-employee directors for out-of-pocket expenses associated with attending meetings of the Board or committees thereof and provides D&O Insurance, as discussed above under “—Director and Officer Indemnification and Insurance.”

Section 16 Matters.

Pursuant to the Merger Agreement, the Board has adopted a resolution so that the dispositions of equity securities of the Company resulting from the Offer by each officer or director of the Company who is subject to Section 16 of the Securities Exchange Act of 1934, as amended, will be an exempt transaction thereunder.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting of the Board held on September 27, 2014, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares in the Offer.

Based on the foregoing, and for the other reasons described in more detail below, the Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A copy of a joint press release, dated September 29, 2014, issued by the Company and Parent, announcing the Offer and Merger, is included as Exhibit (a)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Board’s Recommendation.

Holdings was founded in August 2010. The Company was formed as part of a corporate reorganization in April 2013, completed its inaugural bond offering for $500 million in April 2013 and completed its initial public offering in August 2013. At the time of the initial public offering, the Company owned 97.8% of Holdings, its primary operating subsidiary, and certain members of the Company’s management owned the remaining 2.2% of Holdings. These members of management also entered into a Tax Receivable Agreement at the time of the initial public offering entitling them to 85% of certain potential tax benefits to be received by the Company in the future.

Since its initial public offering, the Company has acquired oil and natural gas properties in over 23 separate transactions for total aggregate consideration of over $1.8 billion, issued senior notes for aggregate gross proceeds of $650 million to the Company, completed one registered primary offering raising over $500 million in aggregate proceeds to the Company, and completed two registered secondary offerings through which Apollo disposed of shares of Common Stock at prices ranging from $32.00 per Share to $46.25 per Share, which reduced Apollo’s percentage ownership of the Company’s outstanding shares to approximately 26%.

As part of their ongoing oversight and management functions, the Board and the Company’s management review the Company’s operating and strategic plans, both near-term and long-term. These reviews and discussions focus, among other things, on the opportunities and risks associated with the Company’s business and financial condition and the Company’s relationships and strategic options.

On August 6, 2014, the Company held its regularly scheduled Board meeting to discuss the Company’s second quarter results of operations, routine governance matters and operational matters. Also on August 6, 2014, the Compensation Committee of the Board held its regularly scheduled meeting to consider and act upon executive compensation as part of its normal annual compensation setting process.

On August 6, 2014, a representative of Tudor, Pickering, Holt & Co. Advisors, LLC (“TPH”), financial advisor to Parent, attempted to contact Mr. Robert C. Reeves, Chairman, President and Chief Executive Officer of the Company, but was unable to reach him. On August 7, 2014, the representative of TPH reached Mr. Reeves by telephone and inquired whether the Company would be willing to have dinner with Mr. Doug Suttles, President & Chief Executive Officer of Parent, for the purpose of exploring a potential transaction with Parent. Mr. Reeves indicated that the Board had not been considering a sale of the Company, but that he would be willing to have dinner with Mr. Suttles.

On August 11, 2014, Mr. Reeves and Mr. Suttles had dinner in Grapevine, Texas. At that dinner, Mr. Suttles indicated that Parent would be interested in pursuing an acquisition of the Company at a price of $52.00 per Share in cash. Mr. Suttles also indicated that, while Parent was very interested in pursuing a potential transaction with the Company, if the Company chose to conduct a pre-signing sale process of any kind Parent would not participate. Mr. Suttles also indicated that, if the Company was interested in pursuing a potential transaction, Parent would need to conduct a due diligence review of the Company after executing a mutually agreeable confidentiality agreement and sending a due diligence request list. Mr. Reeves responded that he would advise the Board of Parent’s interest in an acquisition of the Company at a price of $52.00 per Share.

On August 12, 2014, the Company announced, among other things, its Second Quarter 2014 Financial Results and the Company’s entering into of definitive agreements for the acquisition of certain Northern Midland Basin properties.

On August 12, 2014, the Board held a telephonic meeting with a representative of the Company’s outside legal counsel, Latham & Watkins LLP (“Latham & Watkins”). At the meeting, Mr. Reeves informed the Board of his discussion with Mr. Suttles. The Board then discussed the proposed transaction, the suggested purchase price (which was determined to be below the Board’s current assessment of the Company’s long-term value) and the best interests of the Company’s stockholders. The Board discussed potential investment bankers for the role of financial advisor in the event Parent increased its suggested purchase price to a level deemed more compelling by the Board. Thereafter, the Board authorized Mr. Reeves to explore the potential engagement of Goldman, Sachs & Co. (“Goldman Sachs”), which the Company had engaged and worked with on several prior occasions, as the Company’s financial advisor in connection with an evaluation of the proposed transaction. The Board also discussed whether to retain Evercore Group L.L.C. (“Evercore”) at a later date given its familiarity with the Company and Parent, Evercore having advised Parent in connection with the sale of Parent’s Jonah field assets in Wyoming for $1.8 billion in March 2014. After further discussion, the Board directed Mr. Reeves to contact Mr. Suttles and advise him that the Company was not prepared to engage in discussions regarding a possible transaction with Parent at $52.00 per Share.

Later on August 12, 2014, Mr. Reeves contacted representatives of Goldman Sachs to discuss the potential engagement of Goldman Sachs as the Company’s financial advisor in connection with a possible transaction involving the Company.

On August 13, 2014, Mr. Reeves contacted Mr. Suttles by telephone and explained that he had taken Parent’s proposal to the Board but that the Board was not willing to engage in discussions at the proposed price. While indicating that the Company would always be open to compelling offers, Mr. Reeves explained that the Board believed that continuing to execute the Company’s business plan, which included completion of the recently announced Northern Midland Basin acquisitions, would provide more value to its stockholders than the price proposed by Parent. Mr. Suttles indicated that Parent would need to do further analysis of the Company’s newly announced acquisitions to make a determination with respect to value.

On August 14, 2014, representatives of Goldman Sachs informed Mr. Reeves that Goldman Sachs was willing to act as financial advisor to the Company.

On August 15, 2014, Mr. Suttles contacted Mr. Reeves by telephone and indicated that Parent would be willing to consider a transaction with the Company at a price of $52.90 per Share in cash. Mr. Reeves again responded that he would advise the Board of Parent’s interest but that he did not believe that the Board would consider a sale of the Company at that price.

Later in the day on August 15, 2014, the Board held a telephonic meeting with representatives of Latham & Watkins and Goldman Sachs present at the Board’s request. Mr. Reeves advised the Board that, as directed, he had called Mr. Suttles and informed him that the Board was not prepared to engage in discussions regarding a possible strategic transaction with Parent at $52.00 per Share, but that the Board would be open to considering a more compelling offer. Mr. Reeves also informed the Board of Mr. Suttles’ call earlier that day, during which Mr. Suttles reiterated Parent’s desire to engage in a strategic transaction with the Company and increased the previous price per Share to $52.90. The Board then engaged in a discussion regarding the possible transaction, the suggested purchase price, the long-term value of the Company and the best interests of the Company’s stockholders. Representatives of Goldman Sachs then reviewed its preliminary financial analysis of the Company. After discussion, the Board concluded that (1) the revised proposal was not sufficient to warrant further dialogue, (2) Parent’s lack of access to the Company’s confidential information could be limiting its ability to properly value the Company, (3) a number of analysts following the Company had higher price targets than Parent and the analyst models appeared to do a better job of incorporating recent publicly available information about the Company, and (4) it might be helpful for representatives of Goldman Sachs to reach out to TPH to discuss the disconnect between Parent’s valuation and the valuation of others using publicly available information. The Board determined that the revised proposal was not sufficient to warrant the further expenditure of significant Company resources. The Board considered the Company’s operating and strategic plans, both near-term and long-term, including the opportunities and risks associated with the Company’s ability to achieve its growth objectives. The Board asked Mr. Reeves to develop a plan for communicating the foregoing to Mr. Suttles and for representatives of Goldman Sachs to arrange a time for discussions with TPH regarding publicly available information with respect to certain selected companies and the Company, and the implications of such information with regard to the Company’s value.

On August 18, 2014, Mr. Reeves called Mr. Suttles and indicated that the Board had considered Parent’s revised proposal and concluded it was not satisfactory. Mr. Reeves also explained that the Company had retained Goldman Sachs as financial advisor to assist the Board in its evaluation of Parent’s proposals and suggested that, if Parent wanted to pursue the matter further and thought it might lead to a higher price, TPH could engage in discussions with representatives of Goldman Sachs regarding the apparent value disconnect. Mr. Reeves stressed that the retention of Goldman Sachs did not indicate that the Board had made a determination to sell the Company or run a sale process.

On August 22, 2014, Mr. Reeves informed the Board that representatives of each of TPH and Goldman Sachs were engaged in talks and tentatively planning to meet in person during the following week.

On August 26, 2014, representatives of each of TPH and Goldman Sachs met in Houston, Texas to discuss generally certain publicly available information with respect to certain selected companies and the Company, and the implications of such information with regard to the Company’s value.

On August 27, 2014, a representative of TPH contacted Mr. Reeves by telephone and indicated that Parent continued to be interested in pursuing a potential acquisition of the Company. The representative of TPH suggested to Mr. Reeves that Parent may be able to increase its price if the Company permitted Parent and its advisors to conduct a due diligence review of the Company.

Also on August 27, 2014, Mr. Reeves updated the Board on the financial advisor meetings from the previous day. Mr. Reeves stated that the Company expected to get another proposal by the end of the week, and confirmed that no non-public information had been shared at the meeting between representatives of the financial advisors. Later that day, with the Board’s approval, Mr. Reeves then contacted a representative of Evercore to discuss the potential engagement and involvement of Evercore in connection with the Company’s negotiations with Parent.

On August 28, 2014, the Board held a telephonic meeting with representatives of each of Latham & Watkins, Goldman Sachs and Evercore in attendance. Mr. Reeves reported that representatives of Goldman Sachs and TPH had discussed Parent’s revised proposal of $52.90 per Share in cash. According to Mr. Reeves, representatives of Goldman Sachs had advised TPH that the proposed valuation was below what might be acceptable to the Company and that TPH should look to publicly available information, including analyst reports with respect to their projections for the Company’s cash flows. Mr. Reeves also noted that representatives of Goldman Sachs and TPH had discussed generally certain publicly available information with respect to certain selected companies and the Company, and the implications of such information with regard to the Company’s value. Representatives of Goldman Sachs reported that representatives of TPH indicated that they would continue to evaluate publicly available information and consult with Parent about a potential increase in the price per Share, which they understood would be needed in order to provide Parent with access to the Company’s confidential information and move the transaction forward. A representative of Evercore then shared with the Board his views on Parent’s strategic direction and provided preliminary thoughts around valuation parameters in comparable transactions. The Board and representatives of its financial advisors discussed various valuation parameters, the Company’s stock price performance since its initial public offering and the Board’s assessment of an appropriate purchase price for the Company given its intimate familiarity with the Company’s assets and business plan and independent knowledge and expertise with transactions of this nature. The Board considered the best interests of the Company’s stockholders and assessed additional matters related to the transaction, including the Company’s operating and strategic plans, both near-term and long-term, and the opportunities and risks associated with the Company’s ability to achieve its growth objectives. The Board and its financial advisors then discussed pushing Parent for a purchase price that was not less than $60.00 a Share, while also maintaining the flexibility to accept a price below that number. The Board then considered the range of prices that would warrant further discussion with Parent and the exchange of confidential information, with the view being that such actions would be warranted at a price above $55.00 per Share. The Board asked representatives of each of Evercore and Goldman Sachs to continue their discussions with TPH regarding the perceived disconnect between the parties’ valuations of the Company and whether resolution of that disconnect could lead to a transaction at a higher price per Share for the Company. The Board then instructed the Company’s financial advisors to push for a price of not less than $60.00 per Share.

Later on August 28, 2014, a representative of Goldman Sachs contacted a representative of TPH by telephone and indicated that the Board believed the price per Share should be no less than $60.00.

Late on August 28, 2014 and on August 29, 2014, a representative of Evercore had several discussions with representatives of Parent regarding a possible transaction with the Company.

On August 29, 2014, a representative of TPH contacted a representative of Evercore. The representative of Evercore indicated that the Board wanted a price of not less than $60.00 per Share. The representative of TPH responded that Parent was willing to work hard to find more value but in order to do so Parent and its advisors would need to be granted access to non-public information about the Company so that Parent and its advisors could conduct a full due diligence review of the Company.

On August 31, 2014, a representative of TPH contacted Mr. Reeves to request an update on the Company’s third quarter operations. Mr. Reeves indicated that the Company intended to issue a press release providing an operational update on September 2, 2014.

On September 2, 2014, after obtaining an agreement to maintain the confidentiality of the information being provided until after public release, Mr. Reeves sent TPH a copy of the Company’s operations update press release and its new investor relations presentation, both of which were to be posted to the Company’s website after market close later that day.

On September 3, 2014, a representative of TPH contacted Mr. Reeves by email and inquired about his availability for a telephone conversation with Mr. Suttles the following day.

On September 4, 2014, Mr. Suttles contacted Mr. Reeves by telephone and indicated that Parent might be prepared to acquire the Company at a price of $57.00 per Share but that Parent and its advisors would need to conduct a full due diligence review of the Company. Mr. Suttles also indicated that while Parent continued to be very interested in pursuing a potential transaction with the Company, if the Company conducted a pre-signing sale process of any kind, Parent would not participate. Mr. Reeves advised Mr. Suttles that the Board believed a price not less than $60.00 in cash was appropriate, but that Parent’s revised offer was sufficient to continue discussions and enter into a mutually agreeable confidentiality agreement. Mr. Suttles indicated that Parent wanted to move quickly and that he would provide Mr. Reeves with a draft confidentiality agreement and a due diligence list later in the day.

Following the call, the Board held a telephonic meeting with representatives of each of Latham & Watkins, Goldman Sachs and Evercore also joining. Mr. Reeves updated the Board on Parent’s revised proposal and his response.

Later in the day on September 4, 2014, representatives of Parent provided a draft Confidentiality Agreement to representatives of the Company along with a due diligence request list.

On September 5, 2014, the Board held a telephonic meeting with its financial and legal advisors in attendance. Mr. Reeves informed the Board that he had received a draft of the Confidentiality Agreement and a due diligence request list from Parent, and the Board instructed Latham & Watkins to proceed with negotiations on the Confidentiality Agreement and arrangements for providing Parent and its representatives with access to the Company’s confidential information. The Board held further discussions about the proposed transaction, the revised purchase price and severance alternatives for protection of the Company’s non-executive employees in the event of a termination of employment in connection with the proposed transaction. A representative of Evercore updated the Board on recent conversations with representatives of TPH and indicated that he had also expressed the Board’s view that a price of $60.00 per Share would be more appropriate.

On September 5, 2014, Latham & Watkins provided the Company’s comments to the draft Confidentiality Agreement to Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), outside legal counsel for Parent.

On September 6, 2014, Paul, Weiss sent a revised draft Confidentiality Agreement to Latham & Watkins. Later that day, representatives of Paul, Weiss and Latham & Watkins corresponded by telephone and email in order to finalize the terms of the draft Confidentiality Agreement.

On the morning of September 8, 2014, the parties executed and delivered the Confidentiality Agreement, which was dated as of September 5, 2014. On the afternoon of September 8, 2014, representatives of Parent and representatives of the Company spoke by telephone to discuss due diligence items.

On September 9, 2014, the Company provided Parent and its advisors with access to the Company’s electronic data room for the purpose of conducting due diligence on the Company.

On September 10, 2014, Mr. Reeves updated the Board on Parent’s due diligence efforts, indicating that Parent had been provided with access to the online data room.

On September 11, 2014, the Board held a telephonic meeting with representatives of Latham & Watkins to provide a general update on the proposed transaction and discussions between the parties. In particular, the Board discussed Parent’s ongoing diligence efforts and various severance options for the Company’s non-executive employees. The Board next discussed the price and timing of a possible transaction, including the benefits of accelerating the signing of definitive agreements and recent volatility in the capital and commodity markets. Mr. Reeves commented on the risks to the Company associated with pursuing the possible transaction with Parent, including the risk of leaks and speculation in the Company’s securities and the possible loss of productivity and employee loyalty. The Board then discussed these issues and expressed its preference for communicating to Parent a September 22, 2014 goal for the execution of definitive agreements, assuming agreement could be reached on price and other terms. The Board discussed with management the role of the Company’s financial advisors and decided to request a fairness opinion from Goldman Sachs but not from Evercore. A representative of Latham & Watkins provided the Board with an overview of its fiduciary duties in connection with a consideration of strategic alternatives, including duties of care and loyalty, the need to assess the existence of any Board member conflicts of interest, none of which were noted (the Board was made aware of and considered the pending acquisition by affiliates of Apollo of Parent’s Bighorn assets in Alberta, Canada for $1.8 billion), and the enhanced scrutiny associated with a change of control transaction. The representative of Latham & Watkins also discussed with the Board the possibility of including a “go shop” provision in the Merger Agreement and whether to conduct a pre-signing market check with a limited group of buyers. The Board discussed the value of asking for a go shop and considered the risks associated with a pre-signing market check, which included enhanced risk of premature disclosure of the transaction, the loss of interest by Parent in pursuing a potential transaction with the Company, a potential reduction in the purchase price if the results of the pre-signing market check were discovered or could be inferred by Parent and the possible significant damage to the Company resulting from a failed sales process. Representatives of Goldman Sachs and Evercore joined the meeting and there was discussion regarding possible pricing and timing of the proposed transaction. The Board then considered the best interests of the Company’s stockholders and assessed additional matters related to the transaction, including the Company’s operating and strategic plans, both near-term and long-term, and the opportunities and risks associated with the Company’s ability to achieve its growth objectives.

Also on September 11, 2014, representatives of Parent and representatives of the Company again spoke by telephone to discuss due diligence items.

On September 11, 2014, the Company provided Parent with access to its reserves database. On September 12, 2014, the Company sent Parent a copy of its 2014 projections and five-year forecast.

Also on September 12, 2014, the Board held another telephonic meeting with representatives of Latham & Watkins. Mr. Reeves led the directors in a general discussion of the status of the transaction, severance protection for the Company’s non-executive employees and various process matters.

On September 14, 2014, representatives of Parent attended a meeting at the Company’s offices in Fort Worth, Texas to further discuss due diligence items.

On September 15, 2014, Paul, Weiss sent Latham & Watkins a draft of the Merger Agreement and a draft of a form of Tender Support Agreement, under which Parent proposed that Apollo and certain executives and directors of the Company would agree to tender their Shares in the Offer. The initial draft of the Merger Agreement provided for the transaction to be structured as a tender offer followed by a second-step merger under Section 251(h) of the Delaware General Corporation Law. The draft included representations and warranties, covenants and conditions customary for a transaction of the type proposed, and suggested a termination fee of 5.0% of the aggregate cash consideration for the Shares. The form of Tender Support Agreement included a provision which would cause those agreements to remain in effect for one year following the termination of the Merger Agreement. Latham & Watkins circulated those agreements to the Board, Goldman Sachs and Evercore for review.

On September 15 and September 16, 2014, representatives of the Company attended a meeting at Parent’s offices in Denver, Colorado to discuss additional due diligence items.

On September 17, 2014, the Board held a telephonic meeting with representatives of Latham & Watkins. The Board discussed the past and expected contributions from the Company’s financial advisors and authorized Mr. Reeves to negotiate the terms of Goldman Sachs’ and Evercore’s engagement letters and authorized the Company to enter into such engagement letters. Mr. Reeves updated the directors on the status of the proposed transaction, including diligence efforts and upcoming meetings, and the Board again discussed employee severance alternatives. A representative of Latham & Watkins discussed the draft agreements received from Paul, Weiss and the general process for negotiating and documenting the proposed transaction. The Board then discussed the go-shop clause, the merits of a pre-signing market check and changes to the Company’s ability to consider unsolicited third-party proposals from what had been proposed in the initial draft of the Merger Agreement.

Later on September 17, 2014, Latham & Watkins sent Paul, Weiss a revised draft of the Merger Agreement, which included revised terms regarding the Company’s ability to take certain actions with respect to alternative acquisition proposals after the signing of the Merger Agreement (including the addition of a provision providing for a four-week “go shop” period), changes to the representations and warranties, changes to the Company’s ability to terminate the Merger Agreement and a reduction in the termination fee payable by the Company under certain circumstances from 5% of the aggregate cash consideration for the Shares to 2% of the aggregate cash consideration for the Shares.

On September 19, 2014, representatives of Paul, Weiss and Latham & Watkins had a telephonic discussion regarding the revised draft of the Merger Agreement, in which the representative of Paul, Weiss indicated that Parent would not agree to the inclusion of a “go shop” in the Merger Agreement.

On September 19, 2014, the Board held a telephonic meeting with representatives of each of Latham & Watkins, Goldman Sachs and Evercore in attendance. Representatives of Goldman Sachs reviewed their preliminary financial analyses of the proposed transaction. During and following such review, the Board discussed and asked questions regarding the financial analyses. The Board further considered and discussed the Company’s risked resource summary, cash flows and production over time, the net asset value summaries, precedent U.S. public E&P transactions, historical mergers and acquisitions premia on cash transactions and related matters. A representative of Evercore then indicated that Evercore had conducted separate financial analyses and, while those analyses were not being provided to the Board and Evercore would not be delivering a fairness opinion, Evercore’s independent financial analyses yielded similar results. After representatives of the financial advisors left the teleconference, Mr. Reeves provided a brief update on the diligence efforts and other matters related to the transaction.

Also on September 19, 2014, Mr. Suttles and Mr. Reeves had a telephonic discussion regarding the retention of the Company’s non-executive employees by Parent. Mr. Suttles and Mr. Reeves also discussed the progress of due diligence efforts, advisor fees and plans for further negotiations, including a possible in-person meeting the week of September 22, 2014. Mr. Suttles repeated that Parent would not agree to a “go shop” provision in the Merger Agreement and could not accept the increased risk a sale process would create for Parent.

Later on September 19, 2014, Latham & Watkins sent Paul, Weiss a revised draft of the form of Tender Support Agreement reflecting comments from Akin Gump Strauss Hauer & Feld LLP, counsel to Apollo, which included revised terms regarding the termination of the Tender Support Agreement.

On September 20, 2014, Paul, Weiss sent Latham & Watkins a further revised draft of the Merger Agreement, which included restrictions on the Company’s ability to take certain actions with respect to alternative acquisition proposals after the signing of the Merger Agreement, a change to the termination fee to be paid to Parent in the event of termination of the Merger Agreement (which had been increased to 4% of the aggregate cash consideration for the Shares as compared to the Company’s proposal of 2%), and revised representations and warranties and other matters.

On September 22 and 23, 2014, representatives of Paul, Weiss and Latham & Watkins had a telephonic discussion regarding the revised draft of the Merger Agreement and the form of Tender Support Agreement. Also on September 22 and 23, 2014, Mr. Suttles and Mr. Reeves spoke to coordinate the details of a trip to Salt Lake City, Utah on September 24, 2014 for in-person meetings.

On September 24, 2014, representatives of Parent and Paul, Weiss met with representatives of the Company and Latham & Watkins in Salt Lake City, Utah. That morning, Mr. Suttles proposed that, subject to certain conditions, including completion of a field visit to the Company the following day, Parent would be prepared to acquire the Company on the following terms:

•	A purchase price of $58.00 per Share;

•	Tender Support Agreements from management, members of the Board and Apollo that continued after the termination of the Merger Agreement until March 31, 2015;

•	No go-shop clause;

•	A noncompete within the Midland Basin for nine officers of the Company for 18 months after the closing of the transaction (existing employment agreements provided for six months);

•	Termination fee of 4% of the aggregate cash consideration to be paid for the Shares;

•	Plan for employee retention to ensure operational integrity for 12 months after the closing of the transaction;

•	Prior to the execution of a definitive agreement, the Company and its subsidiaries would be required to operate in the ordinary course of business; and

•	Certain additional legal matters, including the inclusion of appropriate material adverse effect and materiality qualifiers in the Merger Agreement and mutually satisfactory resolution of all issues with respect to the tax receivable agreement.

During his explanation of the proposed terms, Mr. Suttles emphasized Parent’s position that it would not agree to the inclusion of a “go shop” in the Merger Agreement and that, if the Board chose to conduct a sale process, Parent would not participate. Mr. Reeves indicated that the Board would consider Parent’s proposal.

Following Parent’s proposal, the Company met separately with representatives of Latham & Watkins to discuss the revised terms. The Board held a telephonic meeting with representatives of Latham & Watkins present in Salt Lake City participating. Mr. Reeves sent the proposal to the Board and explained, among other particulars, Parent’s strong resistance to any “go shop” provision in the Merger Agreement and Parent’s rationale for a $58.00 price per Share. The Board agreed that the current proposal offered attractive value for the Company’s stockholders and decided to make a counterproposal that included a lower termination fee and a per Share price of $59.00, in an effort to obtain still greater value for its stockholders.

During the afternoon of September 24, 2014, Mr. Reeves advised Mr. Suttles that the Board had considered Parent’s proposal and would consider the following:

•	A purchase price of $59.00 per Share;

•	Tender Support Agreements from Apollo that terminated upon termination of the Merger Agreement;

•	No go shop clause;

•	A termination fee of 3.5% of the aggregate cash consideration to be paid for the Shares as opposed to the 4% requested by Parent;

•	A noncompete within the Midland Basin for nine officers of the Company for 12 months after the closing of the transaction (existing employment agreements provided for six months);

•	A severance and retention plan for the Company’s non-executive employees as proposed by the Company; and

•	The payment of amounts under the Tax Receivable Agreement as calculated by the Company.

Mr. Suttles indicated that he would consult with his management team and reconvene with Mr. Reeves later in the day.

Later that day, Mr. Suttles spoke with Mr. Reeves and indicated that Parent was prepared to move forward on the following terms, subject to a field visit and other conditions, which represented Parent’s best and final proposal:

•	A purchase price of $58.50 per Share;

•	Tender Support Agreements from the Company’s management that continued until January 31, 2015, even if the Merger Agreement were terminated prior to that date;

•	Reasonable efforts by the Company’s management to assist Parent in obtaining a tail period under which Apollo’s Tender Support Agreements would continue for some period of time even after the Merger Agreement were terminated;

•	No go-shop clause;

•	A noncompete within a 25 mile, for Mr. Reeves, or 50 mile, for eight other officers, radii of existing Company properties for 12 months after the closing of the transaction;

•	Termination fee of 3.5% of the aggregate cash consideration to be paid for the Shares;

•	A severance and retention plan for the Company’s non-executive employees; and

•	Prior to the execution of a definitive agreement, the Company and its subsidiaries would be required to operate in the ordinary course of business.

After the meeting, the Board met telephonically to receive an update from Mr. Reeves on the negotiations with Parent. Mr. Reeves explained that Parent had increased its proposed price per Share to $58.50 in cash. Mr. Reeves also described the remaining aspects of the proposed transaction terms. The Board expressed its support of the outcome of negotiations and agreement reached, subject to receiving a fairness opinion from Goldman Sachs and reviewing definitive documentation of the Merger Agreement and other related agreements.

During the afternoon, Mr. Reeves and Mr. Suttles continued to refine the parameters of the severance and retention plan for the Company’s employees.

In response to a due diligence request from Parent, the Company had provided Parent with sample calculations showing the amounts that would be payable by the Company to certain members of management in connection with the proposed transaction under the Tax Receivable Agreement. During the day on September 24, 2014, the Company provided updated sample calculations of the amounts that would be payable under the Tax Receivable Agreement in connection with the proposed transaction, which the parties agreed to later in the afternoon that day.

Later in the afternoon on September 24, 2014, representatives of Latham & Watkins met with representatives of Parent and Paul, Weiss to discuss the unresolved terms in the draft Merger Agreement and form of Tender Support Agreement. Latham & Watkins subsequently sent a revised draft of the Merger Agreement to Paul, Weiss.

In the early evening of September 24, 2014, Parent requested that, in addition to the Tender Support Agreements being negotiated between the parties, each holder of New Holdings Units should sign an agreement agreeing not to exchange their units for Shares prior to the consummation of the Offer (which had previously been a part of the initial draft of the Tender Support Agreement) and providing for payments under the Tax Receivable Agreement. Paul, Weiss sent Latham & Watkins further revised drafts of the Merger Agreement, reflecting the terms of Parent’s final offer as presented earlier that afternoon, and form of Tender Support Agreement, as well as initial drafts of the form of Non-Exchange Agreement and form of Amendment to Employment Agreement to implement the proposed changes to the noncompetition provisions for the nine officers of the Company. That evening, Latham & Watkins sent a draft of the Company’s disclosure schedules to Paul, Weiss.

Over the course of September 25 and 26, 2014, representatives of the parties and their advisors negotiated the final terms of the various agreements. During this period, Parent agreed that the Tender Support Agreements for Apollo and the Company’s non-employee directors would terminate if the Merger Agreement terminated. In addition, representatives of Parent also participated in a field site visit in Midland, Texas guided by representatives of the Company.

During the day on September 26, 2014, Paul, Weiss provided proposed final drafts of the form of Tender Support Agreement, form of Non-Exchange Agreement and form of Amendment to Employment Agreement to Latham & Watkins. Also over the course of the day on September 26, 2014, Paul, Weiss and Latham & Watkins negotiated the final terms of the Merger Agreement, and Parent agreed to change the termination date of the Tender Support Agreements for the non-employee directors so that their agreements would terminate upon termination of the Merger Agreement.

In the morning of September 27, 2014, Paul, Weiss provided a proposed final draft of the Merger Agreement to Latham & Watkins.

Later on September 27, 2014, the Board held a telephonic meeting with representatives of each of Evercore, Goldman Sachs and Latham & Watkins. Representatives of Latham & Watkins reviewed the Board’s fiduciary duties in the context of the Board’s consideration of strategic alternatives, including the duties of care and loyalty, the process of informed and deliberative decision-making, the need to assess the existence of any Board member conflicts of interest (none of which were noted) and the duty to obtain the highest value reasonably attainable for the Company’s stockholders. Latham & Watkins also reviewed the key provisions of the Merger Agreement, including structure and timing considerations, offer conditions, required regulatory approvals, limitations on the Company’s ability to solicit third-party offers, the ability of the Company to respond to unsolicited third-party offers and the procedures related thereto, termination provisions, the size of the termination fee and the circumstances under which the termination fee would be payable, and the representations, warranties and covenants. The Board asked questions and discussed the provisions of the Merger Agreement and related documentation, including the interim operating covenants of the Merger Agreement. The Board then considered, at great length, the reasons for removing the go shop clause and foregoing a pre-signing market check, including:

•	The Board and management of the Company are very knowledgeable about the oil and gas industry, particularly in the Permian Basin, and have a very clear understanding of the market for the Company or for other companies;

•	The Board’s experience with public company merger and acquisition transactions and values being paid for target companies;

•	Parent made it clear that if the Company shopped the deal after getting an offer, Parent would not participate in a sale process for the Company;

•	While the Company did not shop the transaction, the Company has a fiduciary out in the Merger Agreement;

•	The Company attempted to negotiate a go-shop but the request was rejected on numerous occasions, but the Company was able to obtain additional value from the Company by removing the go shop clause;

•	The Company was able to negotiate a change to the Tender Support Agreement for Apollo and the non-employee directors that eliminated any continuing obligations to support a transaction with Parent after the termination of the Merger Agreement;

•	The Company was able to reduce the termination fee to 3.5% of the aggregate cash consideration being paid for the Shares from Parent’s proposal of 5%;

•	The Board has concerns about near to medium-term commodity prices and the impact on the Company;

•	Parent was willing and able to pay the entire purchase price in cash without any financing condition or contingency;

•	The expectation of receiving a fairness opinion from Goldman Sachs with respect to the $58.50 per Share in cash consideration being proposed, subject to the factors and assumptions set forth therein;

•	The potential significant damage that could result to the Company from a failed sales process based on the Board’s prior experience with other public companies; and

•	The Board’s belief, on the basis of their experience and input from its advisors, that $58.50 per Share in cash and the other terms of the transaction were the highest value reasonably obtainable for the Company.

The Board continued to discuss the terms of the Merger Agreement and the Merger with representatives of Latham & Watkins. Thereafter, representatives of Goldman Sachs reviewed with the Board their financial analyses of the Consideration of $58.50 per Share in cash and delivered to the Board an oral opinion, subsequently confirmed by delivery of a written opinion, dated September 27, 2014, that, as of September 27, 2014 and based upon and subject to the factors and assumptions set forth in the written opinion, the Consideration of $58.50 per Share in cash to be paid to the holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders. After further discussion, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares in the Offer.

Over the course of the afternoon on September 27, 2014, Paul, Weiss and Latham & Watkins continued to exchange drafts of and comments to the Company’s disclosure schedules.

In the late evening of September 27, 2014, the Merger Agreement was executed and delivered by the parties, along with the Company’s disclosure schedules in final form, and the Tender Support Agreements, Non-Exchange Agreements and Amendment to the Employment Agreements were also executed and delivered by the respective parties to such agreements.

On the morning of September 29, 2014, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release has been filed as Exhibit (a)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Reasons for the Recommendation of the Board.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and reaching the determinations and recommendations described above in “Recommendation of the Board,” the Board consulted with the Company’s senior management and representatives of each of the Company’s outside legal counsel, Latham & Watkins, and the Company’s financial advisors, Goldman Sachs and Evercore, and considered and analyzed a wide and complex range of factors. Based on these consultations, considerations and analyses, and the factors discussed below, the Board concluded that entering into the Merger Agreement with Parent and Acquisition Sub would yield the highest value reasonably obtainable for the Company’s stockholders and is fair to and in the best interests of the Company’s stockholders.

The Board believes the following material factors and benefits supported its unanimous determination and recommendation:

•	Transaction Financial Terms; Premium to Market Price. The Board considered the relationship of the Consideration to the current and historical market prices of the Shares. The Consideration to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the market price of the Shares. The Board reviewed the historical market prices, volatility and trading information with respect to the Shares, including the fact that the Consideration represented a premium of approximately 28.3% over the average closing price per share of the Shares on the New York Stock Exchange for the 31-day period ending on September 26, 2014 and a premium of approximately 25.2% over the closing price per Share on September 26, 2014, the last trading day prior to the announcement that the parties had entered into the Merger Agreement;

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if the Company were to remain an independent company and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically). The Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan, availability of oilfield services, availability of the Company’s human resources, the impact of general and crude oil market trends and future commodity prices on the Company’s cash flows, the overall commodity price outlook and Midland sweet differentials to West Texas Intermediate crude prices, the state of backwardation in oil markets and perceived momentum to the downside, as well as the general risks of market conditions that could reduce the Company’s stock price;

•	Strategic Alternatives; Risks in Delaying Transaction with Parent. The Board considered the possible alternatives to the acquisition of the Company by Parent (including the possibility of continuing to operate the Company as an independent entity and the likelihood that any other parties would consider making an offer to acquire the Company), the range of potential benefits to the Company’s stockholders of these alternatives and the timing and the likelihood, taking into account risks of execution as well as business, competitive, industry and market risks, of accomplishing the goals of such alternatives. The Board also considered the possibility that Parent could withdraw its proposal to acquire the Company if the Company delayed proceeding with Parent’s offer and the possible significant damage to the Company resulting from a failed sales process;

•	Highest Value Reasonably Obtainable. The Board determined that the Consideration of $58.50 per Share in cash represented the highest value reasonably obtainable for the Shares, based on, among other things, its knowledge of the Company and its business and of the Company’s industry and the market as well as the progress and outcome of its negotiations with Parent. The Board determined, based on its negotiations with Parent, that the Consideration was the highest price per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Parent was willing to agree. The Board also believed, that it was unlikely that any other potential buyer would be willing to pay more than $58.50 per Share in cash to acquire the Company;

•	Cash Consideration; Certainty of Value. The Board considered that the consideration to be paid to the Company’s stockholders in the Offer and the Merger consists entirely of cash and that Parent was willing and able to pay the entire purchase price using cash on hand without any financing condition or contingency, which provides liquidity and certainty of value to the stockholders. The Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining independent and pursing the Company’s current business and financial plans;

•	Business Reputation of Parent. The Board considered the business reputation and substantial financial resources of Parent and its management, which the Board believed supported the conclusion that a transaction with Parent and Acquisition Sub could be completed quickly and without disruption to the Company’s business;

•	Financial Analysis and Opinion of Goldman Sachs. The Board considered the opinion of Goldman Sachs delivered to the Board that, as of September 27, 2014 and based upon and subject to the factors and assumptions set forth in the written opinion, the Consideration of $58.50 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated September 27, 2014, is attached as Annex I to this Schedule 14D-9. For further discussion of the written opinion of Goldman Sachs, dated September 27, 2014, see “—Opinion of Goldman Sachs” below;

•	Appraisal Rights. The Board considered the fact that appraisal rights under the DGCL will be available in connection with the Merger to the Company’s stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger, which rights will provide such stockholders with the ability to seek to be paid in cash a judicially-determined appraisal of the “fair value” of the Shares plus interest, if any, on the amount determined to be the fair value;

•	The Merger Agreement. For the reasons noted below, the Board believes that the provisions of the Merger Agreement were in the best interests of the Company and its stockholders. In particular:

•	No Financing Condition. The Board considered the representation of Parent and Acquisition Sub that they have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition;

•	Ability to Respond to Certain Unsolicited Takeover Proposals. While the Company is prohibited from soliciting any Acquisition Proposal (as defined in the Merger Agreement), or any expression of interest, proposal or offer that would reasonably be expected to result in an Acquisition Proposal, or participating in any discussions or negotiations regarding an Acquisition Proposal, the Merger Agreement does permit the Board, at any time prior to the time Acquisition Sub accepts Shares tendered in the Offer for payment and subject to compliance with certain procedural requirements (including that the Board determine in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement)), (1) to furnish information with respect to the Company and its subsidiaries to a person making such unsolicited Acquisition Proposal and (2) to participate in discussions or negotiations with the person making such unsolicited Acquisition Proposal regarding the Acquisition Proposal, subject to the terms of the Merger Agreement;

•	Change in Recommendation/Termination Right. The Board considered the ability of the Company under certain circumstances and subject to the conditions described in the Merger Agreement to entertain unsolicited Acquisition Proposals that constitute or could reasonably be expected to lead to a Superior Proposal, the ability of the Board in certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a Superior Proposal, and the Company’s right to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal;

•	Termination Fee. The Board was of the view that the $207.5 million termination fee payable by the Company to Parent, if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, was comparable to termination fees in transactions of a similar size, was reasonable and would not be likely to deter competing bids;

•	Conditions to the Consummation of the Offer; Likelihood of Consummation. The Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Acquisition Sub’s obligations to accept for payment and pay for the Shares tendered pursuant to the Offer, including the Minimum Condition;

•	Conditions to the Consummation of the Merger; Likelihood of Consummating the Merger. The Board considered the strong likelihood of the consummation of the Merger contemplated by the Merger Agreement after the acceptance for payment of the Shares tendered pursuant to the Offer by reason of the very few conditions to consummation of the Merger at that point in the overall transaction and the fact that the parties specifically elected to have the Merger Agreement governed by Section 251(h);

•	Timing of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow stockholders to receive the Consideration in a relatively short time frame, followed by the Merger in which stockholders (other than the Company, Parent and Acquisition Sub) who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption;

•	Material Adverse Effect. The Board considered the provisions in the Merger Agreement relating to the impact that a material adverse effect on the Company would have on the obligation of Parent and Acquisition Sub to consummate the Offer and the Merger, and particularly that any change, event, circumstance or development related to the Company or its business resulting from the execution, delivery, announcement or pendency of the Merger Agreement, compliance with the terms of the Merger Agreement or the transactions contemplated thereby, including the Offer and Merger, changes in commodity prices, or failure by the Company to meet any internal or published projections, forecasts, estimates or analysts’ expectations in respect of revenues, cash flow, earnings or other financial or operating metrics (in and of itself) are excluded from the determination of whether a material adverse effect on the Company has occurred that would permit Parent and Acquisition Sub to elect not to consummate the Offer;

•	Extension of Offer Period. The Board considered that, under certain circumstances set forth in the Merger Agreement, Acquisition Sub could be required by the Company to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived; and

•	Enforcement. The Board considered the Company’s ability to seek specific enforcement of Parent’s and Acquisition Sub’s obligations under the Merger Agreement, thereby ensuring that the Company has an appropriate remedy in the event Parent and Acquisition Sub were to decline to comply with their obligations under the Merger Agreement.

The Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The Board considered the fact that, since the Consideration for the Shares will be paid entirely in cash, the Company’s stockholders will be prevented from participating in the Company’s potential future earnings and growth or benefit from any future increase in its value following the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•

Uncertainty of Transaction Completion; Consequences of Failure to Close. The Board considered the fact that while the Company expects that the transactions contemplated by the Merger Agreement will be consummated, there can be no assurance that the conditions to the Offer or the Merger will be satisfied, and that as a result, the transactions may not be completed. If such transactions are not consummated, (i) the trading price of the Shares could be adversely affected, (ii) the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions contemplated by the Merger Agreement, (iii) the Company may have lost business partners and employees after the announcement of the Merger Agreement and the transactions contemplated thereby, (iv) the Company’s business may be subject to disruption and (v) the market’s perceptions of the Company’s prospects could be adversely affected;

•	No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals, and requires the Company to pay to Parent a termination fee under certain circumstances;

•	Taxable Consideration. The Board considered that gains from the Consideration to be received by the stockholders in the Offer and the Merger will be taxable to the stockholders for federal income tax purposes;

•	Impact of Announcement on the Company. The Board considered the effect of a public announcement of the transactions on the Company’s operations, stock price and employees and its ability to attract and retain key management and technical personnel while the transactions contemplated by the Merger Agreement are pending;

•	Conflicts of Interest. The Board considered the fact that the Company’s executive officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders, and the risk that these interests might influence their decision with respect to the transactions contemplated by the Merger Agreement; and

•	No Market Check. The Board considered the fact that the Company did not conduct a “market check” prior to signing the Merger Agreement, nor did the Company obtain a “go shop” provision which would enable the Company to actively solicit acquisition proposals after signing the Merger Agreement. The Board also took into consideration how the short time frame of the Offer, combined with the other deal protection measures in the Merger Agreement, could deter a third party from making an unsolicited Acquisition Proposal. The Board also considered, however, (i) its belief that the Consideration of $58.50 per Share in cash represented the highest value reasonably obtainable for the Shares and that Parent could withdraw its proposal if the Board required either such measure and (ii) that the Merger Agreement permits the Board to participate in post-signing negotiations with third parties under certain circumstances with respect to Superior Proposals.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determinations. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Certain Unaudited Financial Forecasts Prepared by the Management of the Company.

The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results, and the Company is particularly concerned with making such forecasts and projections due to the unpredictability of the underlying assumptions and estimates. In connection with the proposed transaction, however, the Company’s management prepared forecasts that included expected future financial and operating performance (the “Company Financial Forecasts”) and provided to Parent. The Company Financial Forecasts were based on projections used for regular internal planning purposes.

The Company Financial Forecasts were based on a variety of assumptions and estimates. The assumptions and estimates underlying the Company Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates used to create the Company Financial Forecasts involve judgments made with respect to, among other things, growth of revenue and production, estimated ultimate recovery per well, total resource potential, industry activity in the oil and natural gas sector, future supply, demand and prices of commodities including crude oil and natural gas, general domestic and foreign economic, regulatory and political conditions, levels of operating expenses and matters specific to the business of the Company, all of which are difficult to predict and many of which are outside of the Company’s control. The Company Financial Forecasts also reflect assumptions as to certain business decisions that are subject to change and that do not reflect any of the effects of the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, businesses, operations, properties, policies, corporate structures, capitalization and management as a result of the Offer and the Merger or otherwise.

The inclusion of the Company Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company, Parent or any of their respective advisors or representatives considered or consider the Company Financial Forecasts to be an accurate prediction of future events, and the Company Financial Forecasts should not be relied upon as such. None of the Company, Parent or their respective advisors or representatives has made or makes any representation regarding the information contained in the Company Financial Forecasts, and, except as may be required by applicable securities laws, none of them intends to update or otherwise revise or reconcile the Company Financial Forecasts to reflect circumstances existing after the date such Company Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Company Financial Forecasts are shown to be in error.

The Company’s stockholders are cautioned not to place undue reliance on the Company Financial Forecasts included in this Schedule 14D-9, and such projected financial information should not be regarded as an indication that the Company, the Board, Parent, the board of directors of Parent or any other person considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

Although presented with numerical specificity, the Company Financial Forecasts are not fact and reflect numerous assumptions, estimates and judgments as to future events and the probability of such events made by the Company’s management, including the assumptions, estimates and judgments noted below. Since the Company Financial Forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. There can be no assurance that the assumptions, estimates and judgments used to prepare the Company Financial Forecasts will prove to be accurate, and actual results may differ materially from those contained in the Company Financial Forecasts. The Company Financial Forecasts are forward-looking statements. Please see “Cautionary Note Regarding Forward-Looking Statements.”

In addition to being used by the Board in connection with its deliberations regarding the Merger and Parent’s proposed Consideration, the Company Financial Forecasts were also provided to the Company’s financial advisors, Goldman Sachs and Evercore, and to Parent. The Company Financial Forecasts were prepared for use only by the Board, Parent, Goldman Sachs, Evercore and Parent’s financial advisors, TPH and Barclays Capital Inc., and do not, and were not intended to, act as public guidance regarding the Company’s future financial performance. Summaries of the material projected financial information that was included in the Company Financial Forecasts are set forth below.

The Company’s financial forecasts were prepared utilizing the following assumptions with respect to future commodity prices for crude oil and natural gas:

	2014E	2015E	2016E	2017E	2018E	2019E
NYMEX WTI Oil Price ($/Bbl)	$97.58	$90.00	$90.00	$90.00	$90.00	$90.00
NYMEX HH Natural Gas ($/Mcf)	4.33	3.98	4.09	4.22	4.32	4.36

The summarized financial information below represents the Company’s estimated annual results for 2014 through 2019 based on the above referenced assumptions (in thousands of dollars):

	2014E	2015E	2016E	2017E	2018E	2019E
Revenues
Oil	$503,613	$869,855	$1,359,659	$1,819,858	$2,250,753	$2,793,787
Natural Gas	36,987	54,549	77,049	103,432	129,416	159,788
NGL	62,064	99,564	136,089	175,005	212,638	261,453
Adjusted EBITDA(1)	459,596	848,992	1,312,693	1,756,002	2,172,044	2,697,992
Discretionary Cash Flow(2)	398,479	770,065	1,220,585	1,523,009	1,901,215	2,293,206

(1)	Adjusted EBITDA is not a financial measure prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and should not be considered as a substitute for net income (loss) or cash flow from operating activities prepared in accordance with GAAP. We define Adjusted EBITDA as consolidated net income (loss), plus interest expense, income tax provision, depreciation, depletion and amortization, corporate reorganization costs, acquisition costs, advisory fees, contract termination fees, non-recurring IPO costs, secondary offering costs, non-cash equity-based compensation expense, derivative fair value loss, net derivative settlements received adjusted for recovered premiums, accretion of discount on asset retirement obligations, impairment of oil and natural gas properties, if any, and other non-cash operating items, less interest income, income tax benefit, derivative fair value gain and net derivative settlements paid adjusted for recovered premiums.
(2)	Discretionary cash flow is not a financial measure prepared in accordance with GAAP and should not be considered as a substitute for cash flow from operating activities prepared in accordance with GAAP. Discretionary cash flow represents cash flow from operating activities adjusted for changes in working capital, reclassified derivative settlements, capitalized interest expense, cash debt extinguishment costs, non-cash production costs and other amortization costs.

The Company Financial Forecasts should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the Offer to Purchase. None of the Company Financial Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Company Financial Forecasts do not purport to present operations in accordance with GAAP. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of such independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Company 10-K”) relates to the Company’s historical financial information. It does not extend to the Company Financial Forecasts and should not be read as doing so.

The Company Financial Forecasts do not and should not be read to update, modify or affirm any prior financial guidance issued by the Company. Stockholders are cautioned not to place undue reliance on this information in making a decision as to whether to tender their Shares in the Offer.

Opinion of Goldman Sachs

Goldman Sachs delivered its opinion to the Board that, as of September 27, 2014 and based upon and subject to the factors and assumptions set forth therein, the Consideration of $58.50 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated September 27, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”). The Goldman Sachs opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	the Company’s Registration Statement on Form S-1, including the prospectus contained therein dated August 5, 2013, relating to the initial public offering of the Shares;

•	the Company 10-K;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company;

•	an oil and gas reserve engineering report on the Company prepared by the management of the Company, as approved for Goldman Sachs’ use by the Company (the “Reserve Report”); and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company (the “Company Financial Forecasts”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the oil and gas exploration and production industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Company’s consent that the Company Financial Forecasts and the Reserve Report have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company regarding the future financial performance of the Company, with respect to the Company Financial Forecasts, and the reserves and future production profile of the Company, with respect to the Reserve Report. Goldman Sachs did not make an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its affiliates and, except for the Reserve Report, Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs has assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs’ analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date of the opinion, of the Consideration to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs does not express any view on, and Goldman Sachs’ opinion does not address, any other term or aspect of the Merger Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to Consideration to be paid to the holders (other than Parent and its affiliates) pursuant to the Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the impact of the Transactions on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of Goldman Sachs’ opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 26, 2014 and is not necessarily indicative of current market conditions.

Implied Premium Based on Historical Share Price Analysis. Goldman Sachs reviewed the historical trading prices for the Shares for the period beginning from the Company’s initial public offering in August 2013. Goldman Sachs compared the Consideration of $58.50 per Share in cash proposed to be paid pursuant to the Merger Agreement in relation to the closing price for the Shares as of September 26, 2014 (the trading day prior to the date on which the Board adopted the Merger Agreement), the price of the Shares at the Company’s initial public offering in August 2013, the highest closing market price of the Shares for the 52-week period ended September 26, 2014, and the volume-weighted average closing prices of the Shares for the one-month period, six-month period and period beginning from the Company’s initial public offering in August 2013, ended September 26, 2014, respectively.

The Consideration of $58.50 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement represented:

•	a premium of 25.2% to the closing price of $46.73 per Share as of September 26, 2014;

•	a premium of 192.5% to the initial public offering price in August 2013 of $20.00 per Share;

•	a premium of 15.0% to the all-time highest closing market price and the highest closing market price during the 52-week period ended on September 26, 2014 of $50.89 per Share;

•	a premium of 28.3% to the volume-weighted average closing price of $45.60 per Share for the one-month period ended on September 26, 2014;

•	a premium of 33.9% to the volume-weighted average closing price of $43.68 per Share for the six-month period ended on September 26, 2014; and

•	a premium of 50.2% to the volume-weighted average closing price of $38.95 per Share for the period beginning from the Company’s initial public offering in August 2013 and ended on September 26, 2014.

Net Asset Value Analysis of the Company. Goldman Sachs performed an illustrative net asset value analysis of the Company. Goldman Sachs calculated indications of the present value of the after-tax future cash flows that the Company could be expected to generate from its existing proved developed reserves, developed non-producing reserves and undeveloped reserves, and resources as of September 1, 2014. These after-tax cash flows were calculated using the Reserve Report and, per guidance from the management of the Company, incorporating a flat pricing assumption of $4.00 per Mcf for Henry Hub natural gas and $90.00 per barrel of West Texas Intermediate (“WTI”) crude oil. Goldman Sachs calculated indications of net present values of the after-tax cash flows for the Company using discount rates ranging from 10% to 12%, reflecting Goldman Sachs’ estimate of the Company’s weighted average cost of capital. Goldman Sachs then calculated indications of the Company’s illustrative net asset value by adding (i) the illustrative discounted after-tax cash flows calculated above, plus (ii) the present value of estimated mark to market commodity hedges, calculated by applying discount rates ranging from 10% to 12%, minus (iii) per the Company Financial Forecasts or guidance from the management of the Company, as applicable, (1) the after-tax general and administrative costs, calculated by applying discount rates ranging from 10% to 12% (2) the present value of taxes payable by the Company, calculated by applying discount rates ranging from 10% to 12% (3) the face value of the Company’s net debt as of August 31, 2014, and (4) the Company’s net working capital as of August 31, 2014. This analysis implied an illustrative range of net asset values per Share from $38.31 to $50.99.

Goldman Sachs also conducted this analysis using the same discount rates from 10% to 12%, but assuming a pricing assumption of the September 26, 2014 NYMEX calendar strip for WTI crude oil and Henry Hub natural gas through 2019 and assuming flat pricing similar to the previous case in 2020 and thereafter. This analysis implied an illustrative range of net asset values per Share from $33.93 to $45.76.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed illustrative analyses of the implied present value of the potential future price per Share at the year-end of each of the calendar years 2015 and 2016 using one-year forward earnings before interest, taxes, depreciation and amortization (which we refer to in this section as EBITDA) estimates based on the Company Financial Forecasts for the calendar years 2016 and 2017, respectively. This analysis is designed to provide an indication of the present value of a theoretical future value of the Company’s equity. Goldman Sachs first calculated illustrative enterprise values of the Company at the year-end of each of the calendar years 2015 and 2016 by multiplying the respective one-year forward EBITDA estimates for the calendar years 2016 and 2017 by one-year forward enterprise value to EBITDA multiples ranging from 5.0x to 7.0x. Goldman Sachs then subtracted the assumed amount of net debt as of the relevant year-end per the Company Financial Forecasts from such enterprise values in order to calculate the implied future equity values. The implied future equity values in turn were divided by the projected year-end diluted Shares outstanding based on information provided by the Company’s management. Goldman Sachs then calculated the present values of each implied future value per Share by discounting the implied future values per Share to September 2014, using a discount rate of 14.0%, reflecting Goldman Sachs’ estimate of the Company’s cost of equity. The following table summarizes the results of Goldman Sachs’ analysis:

Year	Implied Present Value Per Share Based on Illustrative Enterprise Value to Forward EBITDA Multiple of 5.0x to 7.0x
YE2015	$41.47–$63.52
YE2016	$52.29–$78.16

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to selected business combination transactions of over $500 million in consideration since 2009 in the United States exploration and production industry:

Name of Acquiring Company	Name of Acquired Company	Announcement Date of Transaction
Energy XXI (Bermuda) Ltd.	EPL Oil & Gas Inc.	March 12, 2014
LINN Energy LLC	Berry Petroleum Co.	February 21, 2013
Freeport-McMoRan Copper & Gold, Inc.	McMoRan Exploration Co.	December 5, 2012
Freeport-McMoRan Copper & Gold, Inc.	Plains Exploration & Production Co.	December 5, 2012
Halcon Resources Corp.	GeoResources Inc.	April 25, 2012
Statoil ASA	Brigham Exploration Company	October 17, 2011
BHP Billiton Ltd.	Petrohawk Energy Corp.	July 14, 2011
Chevron Corp.	Atlas Energy Inc.	November 9, 2010
Apache Corp.	Mariner Energy Inc.	April 15, 2010
SandRidge Energy Inc.	Arena Resources Inc.	April 4, 2010
Exxon Mobil Corp.	XTO Energy Inc.	December 14, 2009
Denbury Resources Incorporated	Encore Acquisition Company	November 1, 2009

Goldman Sachs calculated implied premiums paid to undisturbed target share prices for each of the selected transactions. While none of the companies that participated in the selected transactions are directly comparable to the Company, the target companies included in the selected transactions were companies with operations that, for the purposes of this analysis, may be considered similar to certain of the Company’s results, market size and product profile. The following table summarizes the results of this analysis:

Implied One-Day Premium

	Selected Transactions
Premium Paid:	Range	Median	Proposed Transaction (Premium to September 26, 2014 Closing Price)
Target share price	20.2%–74.3%	35.8%	25.2%

Goldman Sachs also calculated the transaction value as a multiple of proved reserves and current production for each of the selected transactions. The following table summarizes the results of this analysis:

	Selected Transactions(1)
Transaction Value as a multiple of:	Range	Median
Proved Reserves ($/Boe)	$11.10–$57.31	$22.80
Daily Production ($/Boe/d)	$37,858–$297,965	$105,450

(1)	Following Goldman Sachs’ presentation to the Board on September 27, 2014, it was discovered that these multiples were incorrectly calculated and should have resulted in (i) a range of transaction values as a multiple of proved reserves from $16.45 to $86.71 and a median thereof of $24.09, and (ii) a range of transaction values as a multiple of daily production from $74,326 to $229,620 and a median thereof of $113,308. Goldman Sachs has confirmed to the Company and its Board that such corrected ranges and multiples would not have changed the reference ranges of $20.00 to $30.00 per Boe and $125,000 to $225,000 per Boe/d, or the calculation of illustrative ranges of implied values per Share of approximately $21.64 to $38.87 and approximately $20.15 to $46.54, as each is discussed in the following two paragraphs.

Using a reference range of $20.00 to $30.00 per Boe, and based on the Company’s proved reserves figure of 173 MMBoe (per guidance from the management of the Company), Goldman Sachs calculated an illustrative range of implied values per Share of approximately $21.64 to $38.87.

Using a reference range of $125,000 to $225,000 per Boe/d, and based on Company’s daily production of 26,486 Boe/d as of July 2014 (per guidance from the management of the Company), Goldman Sachs calculated an illustrative range of implied values per Share of approximately $20.15 to $46.54.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the oil and gas exploration and production industry:

•	Diamondback Energy, Inc.

•	Laredo Petroleum, Inc.

•	Parsley Energy, Inc.

•	Pioneer Natural Resources Co.

•	RSP Permian, Inc.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded oil and gas exploration and production companies with operations and assets that for purposes of analysis may be considered similar to certain operations and assets of the Company.

Goldman Sachs calculated and compared various financial multiples and ratios for the Company and the selected companies based on financial data as of September 26, 2014, information it obtained from SEC filings, IBES estimates, Capital IQ estimates, Bloomberg and, with respect to the Company, the Forecasts. Goldman Sachs calculated the selected companies’ implied enterprise value as a multiple of estimated EBITDA for each of fiscal year 2015 and 2016 and compared such ratios to the results for the Company. The following table summarizes the results of this analysis:

Enterprise value as a multiple of EBITDA:
	Company Multiples		Selected Company Multiples
	$46.73 per Share as of September 26, 2014	$58.50 per Share	Range	Median
2015E (per Company Financial Forecasts)	7.0x	8.4x
2016E (per Company Financial Forecasts)	4.6x	5.5x
2015E (per IBES estimates)	7.7x	9.2x	5.4x–9.5x	6.3x
2016E (per IBES estimates)	5.8x	7.0x	4.0x–7.8x	5.3x

Goldman Sachs also calculated the selected companies’ price as a multiple of estimated discretionary cash flow per share for each of fiscal year 2015 and 2016 and compared such ratios to the results for the Company. The following table summarizes the results of this analysis:

Price as a multiple of discretionary cash flow:
	Company Multiples		Selected Company Multiples
	$46.73 per Share as of September 26, 2014	$58.50 per Share	Range	Median
2015E (per Company Financial Forecasts)	5.9x	7.4x
2016E (per Company Financial Forecasts)	3.7x	4.7x
2015E (per IBES estimates)	6.5x	8.1x	5.4x–9.7x	7.1x
2016E (per IBES estimates)	4.8x	6.0x	4.0x–7.8x	4.7x

Goldman Sachs also considered reserve value (which is the enterprise value of a company minus the value of its non-reserve assets) for each selected company and the Company:

(i) divided by the aggregate amount of reserves as of the year end 2013, adjusted for any acquisitions or divestitures of proved reserves, and

(ii) divided by estimated average daily production for each of fiscal year 2015 and 2016.

The following table summarizes the results of this analysis:

	Company Multiples		Selected Company Multiples
Reserve Value as a ratio of:	$46.73 per Share as of September 26, 2014	$58.50 per Share	Range	Median
Proved Reserves ($/Boe)	$34.56	$41.39	$20.54–$43.50	$35.35
Daily Production ($/Boe/d)
2015E (per Company Financial Forecasts)	$135,230	$161,949
2016E (per Company Financial Forecasts)	$92,105	$110,303
2015E (per IBES estimates)	$136,774	$163,798	$91,732–$126,005	$108,770
2016E (per IBES estimates)	$101,090	$121,063	$70,917–$106,800	$83,040

Public Deal Premiums Review. Goldman Sachs reviewed the implied premiums paid in all cash-only transactions involving U.S. public company targets having transaction enterprise values between $5 billion and $10 billion since 2004. For each of the transactions, Goldman Sachs compared, based on information it obtained from Thomson Reuters, the implied premium paid in such transaction represented by the per share acquisition price as compared to the acquired company’s closing share price one trading day prior to announcement. The following table summarizes the results of this review:

	Selected Transactions
	Low	Average	High
Transaction Premiums	28.0%	39.8%	52.0%

Using a reference range of 28.0% to 52.0% 1-day premiums for cash-only transactions involving U.S. public company targets having transaction enterprise values between $5 billion and $10 billion since 2004, and based on the Company’s Share price of $46.73 on September 26, 2014, Goldman Sachs calculated an illustrative range of implied values per Share of approximately $59.81 to $71.03.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated Transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view of the Consideration to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration to be paid pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached hereto as Annex I.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Apollo Global Management, LLC, a significant stockholder of the Company (“Apollo Parent”), and its affiliates and affiliated portfolio companies, or any currency or commodity that may be involved in the Transactions. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transactions. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the initial public offering of 18,157,900 Shares in August 2013; as joint bookrunner with respect to the public offering of 16,100,000 Shares in February 2014; as joint bookrunner with respect to the issuance of the Company’s 6.0% Senior Notes due 2022 (aggregate principal amount $650 million) in April 2014; as joint bookrunner with respect to the public offering of 14,806,250 Shares in April 2014; and joint bookrunner with respect to the public offering of 12,500,000 Shares in July 2014. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Apollo Parent and/or its affiliates and portfolio companies from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to AMC Entertainment, a former portfolio company of funds affiliated with Apollo Parent, in connection with its sale in September 2012; as joint bookrunner with respect to the initial public offering of 29,411,764 shares of Berry Plastics Group, Inc., a portfolio company of funds affiliated with Apollo Parent, in October 2012; as joint lead manager with respect to the initial public offering of 40,000,000 shares of Realogy Holdings Corp., a portfolio company of funds affiliated with Apollo Parent, in October 2012; as joint bookrunner with respect to the initial public offering of 23,529,412 shares of Norwegian Cruise Line Holdings Ltd., a portfolio company of funds affiliated with Apollo Parent, in January 2013; as financial advisor to Metals USA Holdings Corp., a former portfolio company of funds affiliated with Apollo Parent, in connection with its sale in April 2013; as financial advisor to CKE Inc., a former portfolio company of funds affiliated with Apollo Parent, in connection with its sale in December 2013; as co-lead manager with respect to the initial public offering of 35,200,000 shares of EP Energy LLC, a portfolio company of funds affiliated with Apollo Parent, in January 2014; as co-lead manager with respect to the public offering of 17,250,000 shares of Rexnord Industries LLC (“Rexnord”), a portfolio company of funds affiliated with Apollo Parent, in January 2014; as joint bookrunner with respect to the public offering of 17,250,000 shares of Sprouts Farmers Markets Inc. (“Sprouts”), a portfolio company of funds affiliated with Apollo Parent, in March 2014; as joint bookrunner with respect to the issuance by Ceva Logistics US, Incorporated a portfolio company of funds affiliated with Apollo Parent, of its 7.0% and 9.0% Secured Notes due 2021 (aggregate principal amount $625 million) in March 2014; as co-lead manager with respect to the public offering of 17,250,000 shares of Rexnord in May 2014; as co-lead manager with respect to the public offering of 19,583,334 shares of MONIER, a portfolio company of funds affiliated with Apollo Parent, in June 2014; and as lead bookrunner with respect to the public offering of 17,158,191 shares of Sprouts in August 2014. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Parent, and their respective affiliates and Apollo Parent and its affiliates and affiliated portfolio companies for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Apollo Parent and its affiliates from time to time and may have invested in limited partnership units of affiliates of Apollo Parent from time to time and may do so in the future.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated September 25, 2014, the Board engaged Goldman Sachs to act as its financial advisor in connection with the Transactions and certain other transactions. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $11.0 million, all of which is contingent upon consummation of the Offer, and the Company has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person pursuant to the Offer. In addition, certain of the Company’s directors and executive officers have entered into Tender Support Agreements, pursuant to which each of them has agreed, in his or her capacity as a stockholder of the Company, to tender all of his or her Shares, as well as any additional Shares that he or she may acquire (pursuant to the vesting of Company Restricted Shares or Company RSUs or otherwise), to Acquisition Sub in the Offer. See Item 3 above under the heading “Arrangements with Acquisition Sub and Parent—Tender Support Agreements and Non-Exchange Agreements.”

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Pursuant to a letter agreement, dated September 25, 2014, the Company engaged Goldman Sachs to act as its financial advisor to the Board in connection with the Transactions. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $11.0 million, all of which is contingent upon consummation of the Offer, and the Company has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement. Additional information pertaining to the retention of Goldman Sachs by the Company in Item 4 under the headings “Background and Reasons for the Board’s Recommendation—Background of the Offer” and “—Opinion of Goldman Sachs” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee and non-employee director benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, affiliates or subsidiaries of the Company, except for the following:

•	certain of the Company’s directors, executive officers and affiliates, in their capacity as stockholders of the Company, entered into Tender Support Agreements with Parent and Acquisition Sub, as described under Item 3 above; and

•	certain of the Company’s directors and executive officers, in their capacity as partners of Holdings and holders of Subject Units, entered into Non-Exchange Agreements with Parent, Acquisition Sub and the Company, as described under Item 3 above.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (i) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (w) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (x) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (y) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (z) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (ii) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (i) of this paragraph.

In addition, pursuant to Section 7.03 of the Merger Agreement, the Company has agreed that, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, during the period from the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement, it will not, and will not authorize or permit any of its subsidiaries or any of its representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage any inquiry, expression of interest, proposal or offer that constitutes or could reasonably be expected to result in an Acquisition Proposal (as defined in the Merger Agreement); (ii) engage or participate in any discussions or negotiations with any person other than Parent or Acquisition Sub (or their affiliates or representatives) in furtherance of or for the purpose of obtaining any Acquisition Proposal; (iii) furnish any information relating to the Company or any of its subsidiaries to any person other than Parent or Acquisition Sub (or their affiliates or representatives) in connection with or in response to an Acquisition Proposal; (iv) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding (other than certain permitted confidentiality agreements) relating to any Acquisition Proposal with any person other than Parent or Acquisition Sub (or their affiliates or representatives); or (v) submit any Acquisition Proposal to the vote of the Company’s stockholders.

Item 8.	Additional Information.

Selected Historical Consolidated Financial Data.

The following selected consolidated balance sheets data, statements of operations data and statements of cash flows data as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 are derived from, and qualified by reference to, “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 8—Financial Statements and Supplementary Data” contained in the Company 10-K, which is incorporated by reference herein from reports filed by the Company with the SEC and available free of charge at www.sec.gov or by contacting the Company at 420 Throckmorton Street, Suite 1200, Fort Worth, Texas 76102, Attention: Corporate Secretary. The following selected consolidated balance sheet data, statements of operations data and statements of cash flows data as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 are derived from, and qualified by reference to, “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 1— Financial Statements” contained in the Company’s June 30, 2014 Quarterly Report on Form 10-Q, which is incorporated by reference herein. The financial information included in this Schedule 14D-9 may not be indicative of our future results of operations, financial position and cash flows.

	Six months ended June 30,		Year ended December 31,
	2014	2013	2013	2012	2011
	(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Oil	$201,219	$100,268	$252,606	$128,081	$51,193
Natural gas	16,112	7,730	16,620	8,415	3,521
NGLs	24,848	11,913	30,147	20,615	10,967

Total revenues	242,179	119,911	299,373	157,111	65,681

Expenses:
Production:
Lease operating	25,449	15,012	33,776	25,503	13,328
Production, severance and ad valorem taxes	15,413	8,051	19,270	10,522	4,787
Depletion, depreciation and amortization	66,546	38,411	87,171	54,456	19,747
General and administrative	23,408	6,847	21,331	9,678	7,724
Contract termination fee	—	—	2,408	—	—
Acquisition costs	1,825	151	421	876	9,519
Derivative fair value loss (gain)	43,577	(5,706)	18,115	(9,293)	7,959
Accretion of discount on asset retirement obligations	417	311	675	478	344

Total expenses	176,635	63,077	183,167	92,220	63,408

Operating income	65,544	56,834	116,206	64,891	2,273

Other income (expenses):
Interest	(22,706)	(16,556)	(36,669)	(9,951)	(2,945)
Other	26	—	35	2	13

Total other expenses	(22,680)	(16,556)	(36,634)	(9,949)	(2,932)

Income (loss) before income taxes	42,864	40,278	79,572	54,942	(659)
Income tax provision	15,254	4,871	19,150	1,928	470

Consolidated net income (loss)	27,610	35,407	60,422	53,014	(1,129)
Less: net income attributable to noncontrolling interest	942	831	1,359	—	—

Net income (loss) attributable to stockholders	$26,668	$34,576	$59,063	$53,014	$(1,129)

	Six months ended June 30,		Year ended December 31,
	2014	2013	2013	2012	2011
	(unaudited)
	(in thousands, except per share data)
Net income (loss) per common share:
Basic	$0.30	$0.52	$0.80	$0.80	$(0.02)
Diluted	$0.30	$0.52	$0.80	$0.78	$(0.02)
Weighted average common shares outstanding:
Basic	87,773	66,340	72,915	66,340	66,340
Diluted	87,773	68,196	74,771	68,196	66,340
Consolidated Statements of Cash Flows Data:
Cash provided by (used in):
Operating activities	$153,641	$79,224	$183,637	$95,302	$18,872
Investing activities	(1,231,619)	(178,332)	(424,746)	(347,259)	(465,475)
Financing activities	1,208,255	92,784	345,263	228,798	471,627
Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$243,302	$2,547	$113,025	$8,871	$32,030
Total assets	2,756,809	1,024,153	1,355,451	852,298	561,823
Long-term debt	1,150,000	543,500	500,000	362,000	170,000
Total equity	1,244,703	309,735	637,835	420,877	327,452

Price Range of Shares.

The Shares are listed and principally traded on the NYSE under the symbol “ATHL.” The Shares have been listed on the NYSE since August 2, 2013.

The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on the NYSE as reported on the NYSE:

	High	Low
Year Ended December 31, 2013:
Third Quarter (beginning August 2, 2013)	$33.98	$25.25
Fourth Quarter	34.59	26.91
Year Ended December 31, 2014:
First Quarter	38.49	26.97
Second Quarter	48.77	33.53
Third Quarter	58.38	40.93
Fourth Quarter (through October 9, 2014)	58.44	57.89

Notice of Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount to be determined to be the fair value. The “fair value” of such shares as determined by the Delaware Court of Chancery could be greater than, less than or the same as the Consideration or the consideration payable in the Merger (which is equivalent in amount to the Consideration).

Under Section 262, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. A copy of Section 262 is attached as Annex II to this Schedule 14D-9. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for the Shares occurs, and 20 days after the date of mailing of this Schedule 14D-9, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder.

All written demands for appraisal should be addressed to Athlon Energy Inc., 420 Throckmorton Street, Suite 1200, Fort Worth, Texas 76102, attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should consult with their broker, bank or other nominee to determine the appropriate procedures for the broker, bank or other nominee to make a demand for appraisal of those Shares and otherwise take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by or on behalf of the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal.

If the Merger is consummated pursuant to Section 251(h), Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time to all stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to the Company pursuant to Section 262.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. The Delaware Register in Chancery, if ordered by the Delaware Court of Chancery, will give notice by registered or certified mail of the time and place fixed for the hearing on the petition to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

At the hearing on the petition, the Delaware Court of Chancery will determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded appraisal for their Shares and who hold stock represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Consideration or the consideration payable in the Merger (which is equivalent in amount to the Consideration) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262. Although the Company believes that the Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Consideration or the consideration payable in the Merger (which is equivalent in amount to the Consideration). Neither Parent nor the Company anticipates offering more than an amount equal to the Consideration to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a Share is less than the amount of the Consideration or the consideration payable in the Merger (which is equivalent in amount to the Consideration).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith and, in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in the Merger. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within 60 days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than 60 days after the Effective Time will require our written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the consideration payable in the Merger.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex II to this Schedule 14D-9.

Anti-takeover Statute.

We have expressly elected pursuant to a provision of our Charter to be exempt from the restrictions imposed under Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Neither Parent nor Acquisition Sub is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Offer and the Merger and that may be paid or become payable to the Company’s named executive officers, which is referred to as the “golden parachute” compensation. The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Merger.

Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, that may be paid or become payable to a named executive officer may differ materially from the amounts set forth below. Furthermore, for purposes of calculating such amounts, the Company has assumed the following:

•	the price per Share paid by Parent in the Offer is $58.50 per Share;

•	the Merger closed on October 6, 2014, the last practicable date prior to the filing of this Schedule 14D-9; and

•	the named executive officers were terminated without cause, the Company did not extend their employment term or for Mr. Reeves only, he resigned for “good reason”, in each case, immediately following the Merger on October 6, 2014, which is the last practicable date prior to the filing of this Schedule 14D-9.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Robert C. Reeves	$5,775,000	$35,873,721.00	$32,555.34	$41,681,276.34
Nelson K. Treadway	1,620,000	12,725,154.00	32,555.34	14,377,709.34
William B. D. Butler	1,268,750	4,042,467.00	32,555.34	5,343,772.34
Bud W. Holmes	1,620,000	11,573,464.50	32,555.34	13,226,019.84
David B. McClelland	1,275,000	8,810,217.00	32,555.34	10,117,772.34

(1)	Amounts reported consist of (i) for Mr. Reeves, three times his annual base salary in effect as of the date of termination plus three times his target bonus or (ii) for each of Messrs. Treadway, Butler, Holmes and McClelland, two and a half times their respective annual base salary in effect as of the date of termination plus two and a half times their target bonus, in each case, payable in a single lump sum within 30 days after the termination of employment. Pursuant to each named executive officer’s employment agreement, these double-trigger cash severance amounts are payable in the event the named executive officer is terminated without cause, or the Company does not extend his employment term, and for Mr. Reeves only, if he resigns for “good reason”, in each case, within one year following the Merger. See “Item 3—Arrangements with Current Executive Officers and Directors of the Company—Employment Agreements” for more information on these arrangements. If Messrs. Treadway, Butler, Holmes and McClelland were to resign for “good reason”, at any time, the cash severance would be $360,000, $290,000, $360,000 and $300,000, respectively, which is equal to one times their annual base salary in effect as of the date of termination, in each case, payable in the form of salary continuation in regular instalments over the 12-month period following the date of resignation.
(2)	Amounts reported consist of accelerated vesting and the lapse of restrictions or cancellation, as applicable, for all outstanding equity awards held by our named executive officers immediately prior to the Effective Time (with performance-based awards vesting at the maximum level), pursuant to the Merger Agreement and each named executive officer’s equity award agreements granted under the Company Stock Plan. See “Item 3—Arrangements with Current Executive Officers and Directors of the Company” for more information.
(3)	Amounts reported consist of 18 months of double-trigger Company-subsidized health care continuation pursuant to COBRA, in the event the named executive officer is terminated without cause or the Company does not extend his employment term, and for Mr. Reeves only, if he resigns for “good reason,” in each case, within one year following the Merger, pursuant to each named executive officer’s employment agreement. If either of Messrs, Treadway, Butler, Holmes and McClelland were to resign for “good reason”, at any time, the amount reported for each would be $21,703.56, which consists of 12 months of double-trigger Company-subsidized health care continuation pursuant to COBRA. See “Item 3—Arrangements with Current Executive Officers and Directors of the Company—Employment Agreements” for more information on these arrangements.

Narrative to Golden Parachute Compensation Table.

Pursuant to their respective employment agreements with the Company, each named executive officer is entitled to receive certain double-trigger severance payments and benefits upon a termination of employment without “cause”, upon the Company’s non-extension of their employment term, and for Mr. Reeves only, upon his resignation with “good reason” (each such term as defined in the applicable employment agreement), in each case, within one year following the closing of the Merger. These severance payments and benefits consist of (i) payment of base salary and bonus (payable in a single lump sum within 30 days after the termination of employment) and (ii) Company-subsidized health care continuation pursuant to COBRA. The employment agreements for named executive officers, other than Mr. Reeves, provide that if such executive officer were to resign with “good reason” (as such term is defined in the employment agreements), at any time, they would be entitled to (i) continued payment of base salary for a period of 12-months and (ii) Company-subsidized health care continuation pursuant to COBRA for such period of time.

The employment agreements, as amended, require each of the executive officers to abide by (i) perpetual restrictive covenants relating to non-disclosure and non-disparagement, (ii) a one-year covenant relating to non-solicitation of Company’s employees, (iii) a one-year covenant relating to non-solicitation of certain former employees, (iv) a one-year non-solicitation of customers, licensees, licensors or other business relations of the Company and (v) covenants relating to non-competition during their employment terms and for 12 months following the end of their employments.

For additional information regarding these payments, benefits and restrictive covenants, please see “Item 3—Arrangements with Current Executive Officers and Directors of the Company—Employment Agreements,” and the footnote disclosure to the Golden Parachute Compensation Table above.

In addition, pursuant to the Merger Agreement and each named executive officer’s equity award agreements granted under the Company Stock Plan, at the Effective Time, each Company Restricted Share and Company RSU that is outstanding and unvested as of immediately prior to the Effective Time, including those held by the named executive officers, will automatically vest and restrictions with respect thereto will lapse or will be cancelled, as applicable, and converted into the right to receive an amount in cash equal to the Consideration. For additional information regarding the payment of the Consideration and the conversion of unvested Company Restricted Shares and Company RSUs, please see “Item 3—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Merger on Restricted Shares and Restricted Stock Units” and the footnote disclosure to the Golden Parachute Table above.

Certain Litigation.

Following the announcement of the execution of the Merger Agreement, a purported stockholder class action and derivative action challenging the Merger was filed in the District Court of Tarrant County, Texas on October 6, 2014. The action is Matt Youdall, Individually and on Behalf of All Others Similarly Situated and Derivatively on Behalf of Athlon Energy Inc. v. Encana Corporation et al, Case No. 342-274894-14.

The complaint names as defendants the members of the Board, Parent and Acquisition Sub. The complaint alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Merger, and that the Merger Agreement contemplates inadequate and unfair consideration, was the product of an inadequate sales process and contains unreasonable deal protection devices that purportedly preclude competing offers. The complaint further alleges that Parent aided and abetted the purported breaches of fiduciary duty. The action seeks injunctive relief, including enjoining or rescinding the Merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief.

The outcome of these matters cannot be predicted with any certainty. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger.

A copy of the complaint is filed as Exhibit (a)(9) hereto and is hereby incorporated by reference.

Regulatory Approvals.

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and

certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days following submission of Parent’s HSR Act filing. This period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if Parent voluntarily withdraws and refiles to allow a second 15-day waiting period, or the reviewing agency issues a formal request for additional information and documentary material (known as a “Second Request”). The purchase of Shares pursuant to the Offer is subject to such requirements.

The Antitrust Division and the FTC review the legality under the antitrust laws of transactions such as the acquisition of Shares by Acquisition Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company or of their respective subsidiaries and affiliates. U.S. state attorneys general and private parties may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Acquisition Sub may not be obligated to consummate the Offer or the Merger.

Pursuant to the HSR Act, each of Parent and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on October 7, 2014 for review in connection with the Offer.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Parent’s or Acquisition Sub’s acquisition or ownership of the Shares.

Stockholder Approval Not Required.

If the Offer is consummated, Parent and Acquisition Sub do not anticipate seeking the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) provides that, subject to certain statutory provisions, if following consummation of a tender offer for stock of a public corporation the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h), would be required to adopt a merger agreement in which the target corporation is a constituent corporation under the DGCL and the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock of the target corporation that is the subject of and not irrevocably accepted for purchase in the offer (other than shares of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or their wholly owned subsidiaries) is to be converted into, or into the right to receive, the same consideration to be paid for shares of such class or series of stock of the target corporation irrevocably accepted for purchase in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting or vote of the Company’s stockholders, in accordance with Section 251(h).

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company 10-K and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014 (the “Company 10-Qs”).

Cautionary Note Regarding Forward-Looking Statements.

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential” or similar expressions. Such forward-looking statements include the ability of the Company, Acquisition Sub and Parent to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and other uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed in the Company’s public filings with the SEC from time to time, including the Company 10-K and the Company 10-Qs, as well as the tender offer documents to be filed by Parent and Acquisition Sub. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated October 10, 2014 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on October 10, 2014).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on October 10, 2014).

(a)(3)	Opinion of Goldman, Sachs & Co. dated September 27, 2014 (included as Annex I to this Schedule 14D-9).

(a)(4)	Joint Press Release issued by the Company and Encana Corporation, dated September 29, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 2, 2014).

(a)(5)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on October 10, 2014).

(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on October 10, 2014).

Exhibit Number	Description

(a)(7)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on October 10, 2014).

(a)(8)	Summary Advertisement as published in The New York Times on October 10, 2014 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on October 10, 2014).

(a)(9)	Complaint filed by Matt Youdall, individually, on behalf of all others similarly situated and derivatively on behalf of Athlon, on October 6, 2014, in the District Court of Tarrant County, Texas (incorporated by reference to Exhibit (a)(5)(vii) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on October 10, 2014).

(e)(1)	Agreement and Plan of Merger, dated September 27, 2014, by and among Encana Corporation, Alenco Acquisition Company Inc. and Athlon Energy Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 2, 2014).

(e)(2)	Form of Director and Officer Indemnification Agreement between Athlon Energy Inc. and each of the officers and directors thereof (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on June 27, 2013).

(e)(3)	Employment Agreement, dated August 7, 2013, by and between Athlon Holdings LP and Robert C. Reeves (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 15, 2013).

(e)(4)	Employment Agreement, dated August 7, 2013, by and between Athlon Holdings LP and Bud W. Holmes (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1, filed with the SEC on June 17, 2014).

(e)(5)	Employment Agreement, dated August 7, 2013, by and between Athlon Holdings LP and Jennifer L. Palko.

(e)(6)	Employment Agreement, dated August 7, 2013, by and between Athlon Holdings LP and Nelson K. Treadway (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 15, 2013).

(e)(7)	Employment Agreement, dated August 7, 2013, by and between Athlon Holdings LP and William B. D. Butler (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 15, 2013).

(e)(8)	Employment Agreement, dated August 7, 2013, by and between Athlon Holdings LP and David B. McClelland (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on August 15, 2013).

(e)(9)	Employment Agreement, dated August 7, 2013, by and between Athlon Holdings LP and John C. Souders.

(e)(10)	Form of Amendment to Employment Agreement, dated as of September 27, 2014, by and between Athlon Holdings LP and Robert C. Reeves (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 2, 2014).

(e)(11)	Form of Amendment to Employment Agreements, dated as of September 27, 2014, by and between Athlon Holdings LP and certain executive officers of the Company (other than Robert C. Reeves) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 2, 2014).

(e)(12)	Form of Restricted Stock Grant Notice—Executive.

(e)(13)	Form of Restricted Stock Unit Grant Notice—Executive (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013).

(e)(14)	Tax Receivable Agreement, dated August 7, 2013, by and among Athlon Energy Inc., Athlon Holdings LP, and each of the Partners named therein (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013).

Exhibit Number	Description

(e)(15)	Confidentiality Agreement, dated September 5, 2014, by and between Athlon Energy Inc. and Encana Corporation (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on October 10, 2014).

(e)(16)	Form of Tender Support Agreement, dated September 27, 2014, by and among Encana Corporation, Alenco Acquisition Company Inc. and each of Apollo Athlon Holdings, L.P., AP Overseas VII (Athlon FC) Holdings, L.P. and certain directors of the Company named therein (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on October 10, 2014).

(e)(17)	Form of Tender Support Agreement, dated September 27, 2014, by and among Encana Corporation, Alenco Acquisition Company Inc. and certain members of the Company’s management named therein (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on October 10, 2014).

(e)(18)	Form of Non-Exchange Agreement, dated September 27, 2014, by and among Encana Corporation, Alenco Acquisition Company Inc., Athlon Energy Inc. and certain unitholders of Athlon Holdings LP named therein (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on October 10, 2014).

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Athlon Energy Inc.

By:	/s/ Robert C. Reeves
Robert C. Reeves
President and Chief Executive Officer

Dated: October 10, 2014

ANNEX I

PERSONAL AND CONFIDENTIAL

September 27, 2014

Board of Directors

Athlon Energy Inc.

420 Throckmorton Street

Suite 1200

Fort Worth, TX 76102

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Encana Corporation (“Encana”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Athlon Energy Inc. (the “Company”) of the $58.50 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of September 27, 2014 (the “Agreement”), by and among Encana, Alenco Acquisition Company Inc., an indirect, wholly owned subsidiary of Encana (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $58.50 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Encana, the Company or their respective wholly-owned subsidiaries and Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $58.50 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Encana, any of their respective affiliates and third parties, including Apollo Global Management, LLC, a significant shareholder of the Company (“Apollo”), and its affiliates and portfolio companies, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Tender Offer, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the initial public offering of 18,157,900 Shares in August 2013; as joint bookrunner with respect to the public offering of 16,100,000 Shares in February 2014; as joint bookrunner with respect to the issuance of the Company’s 6.0% Senior Notes due 2022 (aggregate principal amount $650 million) in April 2014; as joint bookrunner with respect to the public offering of 14,806,250 Shares in April 2014; and joint bookrunner with respect to the public offering of 12,500,000 Shares in July 2014. We also have provided certain financial advisory and/or underwriting services to Apollo and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to AMC Entertainment, a former portfolio company of funds affiliated with Apollo, in connection with its sale in September 2012; as joint bookrunner with respect to the initial public offering of 29,411,764 shares of Berry Plastics Group, Inc., a portfolio company of funds affiliated with Apollo, in October 2012; as joint lead manager with respect to the initial public offering of 40,000,000 shares of Realogy Holdings Corp., a portfolio company of funds affiliated with Apollo, in October 2012; as joint bookrunner with respect to the initial public offering of 23,529,412 shares of Norwegian Cruise Line Holdings Ltd., a portfolio company of funds affiliated with Apollo, in January 2013; as financial advisor to Metals USA Holdings Corp., a former portfolio company of funds affiliated with Apollo, in connection with its sale in April 2013; and as financial advisor to CKE Inc., a former portfolio company of funds affiliated with Apollo, in connection with its sale in December 2013; as co-lead manager with respect to the initial public offering of 35,200,000 shares of EP Energy LLC, a portfolio company of funds affiliated with Apollo, in January 2014; as co-lead manager with respect to the public offering of 17,250,000 shares of Rexnord Industries LLC (“Rexnord”), a portfolio company of funds affiliated with Apollo, in January 2014; as joint bookrunner with respect to the public offering of 17,250,000 shares of Sprouts Farmers Markets Inc. (“Sprouts”), a portfolio company of funds affiliated with Apollo, in March 2014; as joint bookrunner with respect to the issuance by Ceva Logistics US, Incorporated, a portfolio company of funds affiliated with Apollo, of its 7.0% and 9.0% Secured Notes due 2021 (aggregate principal amount $625 million) in March 2014; as co-lead manager with respect to the public offering of 17,250,000 shares of Rexnord in May 2014; as co-lead manager with respect to the public offering of 19,583,334 shares of MONIER, a portfolio company of funds affiliated with Apollo, in June 2014; and as lead bookrunner with respect to the public offering of 17,158,191 shares of Sprouts in August 2014. We may also in the future provide financial advisory and/or underwriting services to the Company, Encana, and their respective affiliates and Apollo and its affiliates and affiliated portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with Apollo and its affiliates from time to time and may have invested in limited partnership units of affiliates of Apollo from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Company’s Registration Statement on Form S-1, including the prospectus contained therein dated August 5, 2013, relating to the initial public offering of the Shares; annual report to stockholders and Annual Report on Form 10-K of the Company for the year ended December 31, 2013; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; oil and gas reserve engineering report on the Company prepared by the management of the Company, as approved for our use by the Company (the “Reserve Report”); and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the oil and gas exploration and production industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Reserve Report have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company regarding the future financial performance of the Company, with respect to the Forecasts, and the reserves and future production profile of the Company, with respect to the Reserve Report. We have not made an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its affiliates and, except for the Reserve Report, we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Encana and its affiliates) of Shares, as of the date hereof, of the $58.50 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $58.50 in cash per Share to be paid to the holders (other than Encana and its affiliates) pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Encana or the ability of the Company or Encana to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $58.50 in cash per Share to be paid to the holders (other than Encana and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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